ARLS

04031452

P.E.
12-31-03

CITIZENS FINANCIAL CORPORATION

2003 ANNUAL REPORT ON FORM 10-K/A

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To Our Shareholders:

This Annual Report includes more information about the Company and its business than have similar reports in prior years because we have reprinted our entire Form 10-K Annual Report as filed with the SEC in March and April. While our Form 10-K's have been available to you by mail from us or on the Internet, this is the first time we have provided it in this format. We hope it is helpful to you.

Here I will mention only the basic financial results from last year.

The Company's net income for 2003 was $712,000 compared to a net loss of $2,572,000 for 2002. The per share figures are $0.42 this year versus a loss of $1.50 for 2002. Premium income decreased 13% to $33,586,000 from 2002 although total revenues decreased only 1% to $41,725,000.

Revenues from our Preneed, Broker life and Home Service business segments all declined while our Dental revenues grew modestly.

This year's return to profitability was driven by a high level of realized capital gains primarily by our common stock portfolio, which offset an operating loss that increased from 2002. Continued profitability from portfolio gains will be primarily dependent on continued favorable trends in the equity markets. The Company continues to invest in projects to improve productivity and enhance our customer service capabilities. These investments will limit improvements in operating results but are considered necessary for our future overall success.

With interest rates currently at over forty-year lows, the investment climate for fixed income investing remains difficult. In addition, the expense burden of increased reporting requirements will continue to be a challenge.

The 2004 Annual Shareholder's Meeting will be held at the Company's offices in The Marketplace Building, Suite 300 at 12910 Shelbyville Road, Louisville, Kentucky on Wednesday, June 30, 2004 at 4:00 p.m. Eastern Daylight Time. We encourage everyone to attend, but if you are unable, we ask that you complete your proxy and return it.

Darrell R. Wells

President and Chairman of the Board

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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **DECEMBER 31, 2003**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-20148

CITIZENS FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Kentucky	**61-1187135**
(State of Incorporation)	(I.R.S. Employer Identification No.)

12910 Shelbyville Road, Louisville, Kentucky 40243

(Address of principal executive offices)

(502) 244-2420

(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Class A Stock, No Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as determined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes __ No X

State the aggregate market value of the common equity held by non-affiliates of the registrant: **$5,015,673** (based on an $7.89 per share average of bid and asked prices on March 22, 2004).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: **1,685,228** shares of Class A Stock as of March 25, 2004.

The date of this Report is April 27, 2004.

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CONTENTS

PART I

PART II

PART III

PART IV

This report contains projections and other forward-looking statements regarding future events or the future financial performance of the Company. Actual events and results may differ materially from those in the projections and other forward-looking statements set forth herein. Among the important factors that could cause actual events or results to differ materially from those in the projections and other forward-looking statements are: changes in the market value of the Company's investments, including stock market performance and interest rate changes; customer response to marketing efforts; mortality and morbidity trends; regulatory changes; actions of independent rating agencies; general economic conditions and increased competition; the Company's ability to achieve operating efficiencies; unanticipated adverse litigation; and changes in Federal tax law. Readers are referred to the Items 1, 7, 7a and 8 in this report and to the Company Report on Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2003 for a discussion of these and other important risk factors concerning the Company and its operations.

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PART I

ITEM 1. BUSINESS

General

Citizens Financial Corporation (herein, the "Company" or the "Registrant") was incorporated in Kentucky in 1990 at the direction of the Board of Directors of Citizens Security Life Insurance Company ("Citizens Security") for the ultimate purpose of becoming an insurance holding company. Pursuant to a merger completed in 1991, Citizens Security became a wholly owned subsidiary of the Company. The Company is now a holding company that engages in the business of life insurance, annuities, and accident and health insurance through Citizens Security and United Liberty Life Insurance Company ("United Liberty") (herein collectively, the "Life Insurance Subsidiaries"). The Company also owns Citizens Insurance Company ("Citizens Insurance"), which is licensed as a property and casualty insurer but currently has no business inforce. The Life Insurance Subsidiaries and Citizens Insurance are herein collectively referred to as the "Insurance Subsidiaries".

Citizens Security was incorporated in Kentucky and commenced business in 1965. In 1971, Citizens Security acquired Central Investors Life Insurance Company by merger. In 1987, it purchased the stock of Old South Life Insurance Company ("Old South"). In 1992, Old South merged into Citizens Security. In 1995, the Company and Citizens Security purchased all of the stock of Integrity National Life Insurance Company ("Integrity") and merged it into Citizens Security. During May 1998, Citizens Security purchased all of the outstanding shares of United Liberty. In October 1999, the Company acquired Citizens Insurance and in January 2001, it contributed the stock of Citizens Insurance to Citizens Security. See Item 7 and Note 2 of the Notes to Consolidated Financial Statements, for descriptions of certain of these acquisitions. The Life Insurance Subsidiaries are currently licensed to transact the business of life insurance, annuities, and accident and health insurance. Citizens Security is licensed in twenty states and the District of Columbia while United Liberty is licensed in twenty-three states and Citizens Insurance is licensed in six states.

Insurance Operations

The Company, through its Life Insurance Subsidiaries, operates in five segments -- 1) home service life insurance, 2) broker-sold life insurance and annuities, 3) preneed life insurance, 4) dental insurance, and 5) other health and accident insurance. The home service and preneed life segments provide individual coverages; the dental segment provides group coverages; while the broker life and other health segments include individual and group insurance coverages. The following table presents each business segment's revenue; pretax profit or loss excluding realized investment gains and interest expense; and ending assets for each of the last three fiscal years. Additional segment information is contained in Item 7 and in Note 9 of the Notes to Consolidated Financial Statements.

Segment Revenue, Profit or Loss, and Assets:

December 31	2003	2002	2001
Revenue:			
Home Service Life	$ 9,147,813	$ 9,260,097	$ 9,290,120
Broker Life	6,019,952	5,964,089	6,497,286
Preneed Life	14,780,938	19,706,136	9,974,405
Dental	8,417,118	8,209,257	8,025,375
Other Health	1,381,981	1,432,607	1,487,562
Segment Totals	39,747,802	44,572,186	35,274,748
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Total Revenue	$ 41,725,437	$ 42,102,418	$ 27,362,919

Year Ended December 31	2003	2002	2001
Segment Profit (Loss):			
Home Service Life	$ 75,520	$ 275,809	$ 382,723
Broker Life	(121,851)	(265,488)	74,960
Preneed Life	(955,227)	(670,349)	(264,488)
Dental	230,289	297,740	256,385
Other Health	(201,385)	(191,289)	10,847
Segment Totals	(972,654)	(553,577)	460,427
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Interest expense	363,273	305,715	532,962
Income (Loss) before income tax and cumulative effect of a change in accounting principle	$ 641,708	$ (3,329,060)	$ (7,984,364)

December 31	2003	2002	2001
Assets:			
Home Service Life	$ 41,312,914	$ 45,219,971	$ 44,818,038
Broker Life	54,585,019	53,874,949	54,954,194
Preneed Life	60,100,723	46,739,831	34,138,535
Dental	930,279	660,334	726,728
Other Health	1,951,397	1,946,447	1,959,588
Total Assets	$158,880,332	$148,441,532	$136,597,083

Home Service Life. The Home Service Life segment consists primarily of traditional whole life insurance, which provides policyholders with permanent life insurance and fixed, guaranteed rates of return on the cash value element of policy premiums. Agents for these products sell primarily small face value policies (typically from $1,000 to

$10,000). These policies are subject to normal underwriting procedures with the extent of such procedures determined by the amount of insurance, age of applicant and other pertinent factors.

Broker Life. The Broker Life segment offers traditional whole life insurance; universal life insurance, which provides policyholders with permanent life insurance and adjustable rates of return on the cash value element of policy premiums, based upon current interest rates; annuities; group life; accidental death and dismemberment; and dependent life insurance. The majority of Broker Life sales consist of whole life graded death benefit and simplified issue policies.

The graded death benefit policy returns premium plus interest compounded at an annual rate of 10% if the insured dies of natural causes during the first three years the policy is in force. If the insured dies of an accidental cause, the benefit payable is the face amount of the policy. The simplified issue product provides full face amount coverage from date of issue, is more extensively underwritten and carries lower premium rates than the graded death benefit product. These products are targeted towards the "final expense market."

Generally, traditional whole life insurance products are more profitable than universal life policies, in part because investment margins are normally greater for traditional whole life products than for universal life policies. Overall profitability on universal life policies may decline as a result of downward interest crediting rate adjustments to the extent that policyholders withdraw funds to invest in higher-yielding financial products. The profitability of traditional whole life products and universal life policies is also dependent upon the ultimate underwriting experience and the realization of anticipated unit administrative costs. The Company believes that the historical claims experience for the traditional whole life and universal life products issued by the Life Insurance Subsidiaries has been within expected ranges, in relation to the mortality assumptions used to price the products.

Substantially all annuity considerations are attributable to sales of flexible premium deferred annuities, life policy annuity riders, and single premium deferred annuities. Generally, a flexible premium deferred annuity or a life policy annuity rider permits premium payments in such amounts as the policyholder deems appropriate, while a single premium deferred annuity requires a one-time lump sum payment.

Preneed Life. The Preneed Life segment products are traditional whole life policies sold to individuals in connection with prearrangement of their funeral and include single and multi-pay coverages, generally in amounts of $10,000 and less. These policies are generally sold to older individuals at increased premium rates.

The following table provides information concerning the Life Insurance Subsidiaries' volume of life insurance coverage in force excluding participation in group underwriting pools for federal employees (FEGLI) and service personnel (SGLI) for each of the last three fiscal years.

Year Ended December 31 *(Dollars in Thousands)*	2003	2002	2001
Gross In-force at beginning of period[1]	$792,722	$812,515	$809,045
New business issued during period:			
Individual	$103,239	$ 95,706	$ 113,119
Group	10,377	13,063	7,632
New business total	$113,616	$108,769	$ 120,751
Terminations during period	$141,287	$128,562	$ 117,281
Termination rate[2]	17.8%	15.8%	14.5%
Gross In-force at end of period[1]:			
Individual	$661,720	$663,394	$668,565
Group	103,331	129,328	143,950
Gross In-force total at end of period	$765,051	$792,722	$812,515
Reinsurance ceded at end of period	91,480	96,202	109,227
Net In-force at end of period	$673,571	$696,520	$703,288

[1]*Before deduction of reinsurance ceded.*
[2]*Represents the percentage of individual policies terminated during the indicated period by lapse, surrender, conversion, maturity, or otherwise.*

Dental Insurance. Dental products are indemnity policies sold on a pure group and voluntary group basis. Voluntary dental groups must meet prescribed participation limits. All dental products have annual limits on all covered procedures and lifetime limits on orthodontia procedures. In addition, orthodontia and major restorative procedures are not covered for the first six months to one year, depending upon the plan, unless a no-loss-no-gain provision is attached to the policy.

Other Health Insurance. Other Health products include individual accident and health insurance policies, which provide coverage for monthly income during periods of hospitalization, scheduled reimbursement for specific hospital and surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment. Group health plans are also offered, providing coverage for short-term disability, and income protection. The Company is not allocating significant marketing resources to this segment.

Marketing. The Life Insurance Subsidiaries are currently licensed to sell products in 29 states and the District of Columbia. Citizens Security and United Liberty are both licensed in the states designated below with a "*b*" while only Citizens Security is licensed in the states designated "*c*" and only United Liberty in the states designated "*u*".

b	Alabama	*b*	Indiana	*u*	Nebraska	*u*	Oregon
u	Arizona	*u*	Kansas	*u*	Nevada	*c*	Pennsylvania
b	Arkansas	*b*	Kentucky	*c*	New Jersey	*b*	South Carolina
u	Colorado	*b*	Louisiana	*u*	New Mexico	*b*	Tennessee
c	Delaware	*b*	Maryland	*c*	North Carolina	*b*	Texas
c	District of Columbia	*b*	Mississippi	*u*	Oklahoma	*u*	Utah
b	Florida	*b*	Missouri	*c*	Ohio	*c*	Virginia
c	Georgia					*b*	West Virginia

The Life Insurance Subsidiaries market products through the personal producing general agent distribution system. Approximately 3,200 sales representatives are licensed as independent agents for the Life Insurance Subsidiaries. Nearly all of these agents also represent other insurers. Approximately 500 of these agents specialize in the home service market. That market consists primarily of middle and low-income families and individuals who desire whole life policies with policy limits typically below $10,000. Agents usually collect premiums directly at monthly intervals. The home service market has higher than average policy lapse rates. Approximately 600 agents specialize in the preneed market. Typically, these agents are funeral directors or operate from facilities owned by funeral directors.

The Life Insurance Subsidiaries furnish rate material, brochures, applications, and other pertinent sales material, at no expense to the agents. The agents are responsible for complying with state licensing laws and any related appointment fees. Agents are compensated by commissions. The Life Insurance Subsidiaries have agent commission arrangements that are generally intended to provide competitive incentives for agents to increase their production of new insurance and to promote continued renewals of in-force insurance. Historically, these incentives have frequently involved awards, overrides, and compensation scales that escalate according to achievement levels for newly-issued business and that provide additional payments for renewal business.

Underwriting. The Life Insurance Subsidiaries follow underwriting procedures designed to assess and quantify insurance risks before issuing life and health insurance policies to individuals and members of groups. Such procedures require medical examinations (including blood tests, where permitted) of applicants for certain policies of health insurance and for policies of life insurance in excess of certain policy limits. These requirements are graduated according to the applicant's age and vary by policy type. In addition, certain types of life insurance policies are offered with higher premium rates and less stringent underwriting requirements. The Life Insurance Subsidiaries also rely upon each applicant's written application for insurance, which is generally prepared under the supervision of a trained agent. In issuing health insurance, information from the application and, in some cases, inspection reports, physician statements, or medical examinations are used to determine whether a policy should be issued as applied for, issued with reduced coverage under a health rider, or rejected.

Acquired Immunodeficiency Syndrome ("AIDS") claims identified to date, as a percentage of total claims, have not been significant for the Life Insurance Subsidiaries. Evaluating the impact of future AIDS claims under health and life insurance policies issued is extremely difficult, in part due to the insufficiency and conflicting data regarding the number of persons now infected with the AIDS virus, uncertainty as to the speed at which the AIDS virus has and may spread through the general population, and advancements in medical treatment options. The Life Insurance Subsidiaries have implemented, where legally permitted, underwriting procedures designed to assist in the detection of the AIDS virus in applicants.

Investments. The Company derives a substantial portion of its revenue from investments. The Life Insurance Subsidiaries maintain diversified investment portfolios that are held primarily to fund future policyholder obligations. State insurance laws impose certain restrictions on the nature and extent of investments by insurance companies and, in some states, require divestiture of assets contravening these restrictions. Within the framework of such laws, the Life Insurance Subsidiaries follow a general strategy to maximize total return (current income plus appreciation) without subjecting themselves to undue risk. Where deemed appropriate, the Life Insurance Subsidiaries will hold selected non-investment grade bonds that provide higher yields or are convertible to common stock. The Company considers a bond non-investment grade if it is unrated or rated less than BBB by Standard & Poor's Rating Group ("S&P") or BAA by Moody's Investors Service ("Moody's"). The Company's non-investment grade bonds, based on reported fair values, represented 7.0% of the Company's cash and invested assets as of December 31, 2003. Citizens Security has maintained substantial investments in equity securities in order to achieve higher investment earnings than can usually be achieved through portfolio bonds but at a greater comparative risk. The Company also maintains an investment portfolio of equity securities separate from those of the Life Insurance Subsidiaries. Mortgage loans, federally-insured mortgage-backed securities, collateralized mortgage obligations and real estate investments, apart from the investment in the office building described in Item 2., "Description of Property," represented approximately 4.4% of cash and invested assets as of December 31, 2003. Neither the Company nor its subsidiaries owned any collateralized mortgage-backed securities as of December 31, 2003 that would be included in the high-risk classification.

For additional information concerning investment results, see Item 7.

Reinsurance. In keeping with industry practice, the Life Insurance Subsidiaries reinsure, with unaffiliated insurance companies, portions of the life and health insurance risks which they underwrite. The Life Insurance Subsidiaries retain no more than $40,000 of individual life insurance risk and $15,000 of group life insurance risk for any single life. Graded death benefit and simplified issue coverages above $4,000 are generally 50% reinsured, with the Life Insurance Subsidiaries maintaining a maximum $10,000 risk on any one life. Individual and group accidental death coverage is 100% reinsured. At December 31, 2003, approximately $91,480,000 or 12% of life insurance in force was reinsured under arrangements described in Note 11 of the Notes to the Consolidated Financial Statements. Under most reinsurance arrangements described above, new insurance is reinsured automatically rather than on a basis that would require the reinsurer's prior approval. Generally, the Life Insurance Subsidiaries enter into indemnity reinsurance arrangements to assist in diversifying their risks and to limit their maximum loss on large or unusually hazardous risks. Indemnity reinsurance does not discharge the ceding insurer's liability to meet policy claims on the reinsured business. Accordingly, the Life Insurance Subsidiaries remain responsible for policy claims on the reinsured business to the extent a reinsurer should fail to pay such claims.

Competition. The insurance industry is highly competitive, with approximately 1,500 life and health insurance companies in the United States. Many insurers and insurance holding company systems have substantially greater capital and surplus, larger and more diversified portfolios of life and health insurance policies, and larger agency sales operations than those of the Life Insurance Subsidiaries. Financial and claims-paying ratings assigned to insurers by A.M. Best Company ("Best") and by nationally-recognized statistical rating organizations have become more important to policyholders. Citizens Security's rating was last changed by Best in October, 2001, when it was downgraded to B- (Fair) from B (Fair). United Liberty's rating has remained at B- (Fair) since its 1998 acquisition. According to Best, B- ratings are assigned to companies that have on balance, fair financial strength, operating performance and market profile when compared to the standards established by Best. Also according to Best, B- companies have an ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting or economic conditions. There are seven Best rating categories above the B- category from B to A++. The Life Insurance Subsidiaries will continue to pursue upward revisions in their Best ratings. Citizens Insurance has no insurance business inforce and is not rated by Best.

S&P assigns claims-paying ability ratings to certain U.S. insurers. Generally, such a rating is S&P's opinion of an insurer's financial capacity to meet the obligations of its insurance policies in accordance with their terms. In the case of companies like Citizens Security that have not requested ratings, S&P's methodology uses statistical tests based on statutory financial data as filed with the National Association of Insurance Commissioners ("NAIC"). The rating process does not involve contact between S&P analysts and the insurer's management. In 1998, S&P changed its rating methodology and revised Citizens Security's rating from BBq to BBpi. (The "q" subscript designated the quantitative method of rating while the "pi" subscript designates the public information method). United Liberty has not been rated by S&P. According to S&P, BB companies may have adequate financial security but their capacity to meet policyholder obligations is vulnerable to adverse economic and underwriting conditions. The BB rating is the highest of five ratings in the vulnerable range of ratings.

A rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Life Insurance Subsidiaries compete primarily on the basis of the experience, size, accessibility and claims response of their customer service representatives, product design, service and pricing. The Company believes that the Life Insurance Subsidiaries are generally competitive in the markets in which they are engaged based upon premium rates and services, have good relationships with their agents, and have an adequate variety of insurance and annuity products approved for issuance.

State Insurance Regulation. The Insurance Subsidiaries, in common with other insurers, are subject to comprehensive regulation in the states in which they are authorized to conduct business. The laws of such states establish supervisory agencies with broad administrative powers, among other things, to grant and revoke licenses for transacting business, regulate the form and content of policies, establish reserve requirements, prescribe the type and amount of allowable investments, and review premium rates for fairness and adequacy. The Insurance Subsidiaries file detailed annual statements with all states in which they are licensed to transact business. The Kentucky Office of Insurance also periodically examines the business and accounts of the Insurance Subsidiaries. In recent years, various state insurance departments and the NAIC have expressed concern, essentially about the "rate of return" earned by holders of small face amount life policies, potentially including Preneed policies. Although the Company does not believe calculating a simple "rate of return" is meaningful for traditional life insurance products, state insurance regulators could take steps that would alter the profitability of existing policies and/or eliminate small face amount policies as a viable product offering.

The Life Insurance Subsidiaries also can be required, under the solvency or guaranty laws of most states in which they do business, to pay assessments (up to prescribed limits) to fund policyholder losses or liabilities of other insurance companies that become insolvent. These assessments may be deferred or foregone under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium or intangible property taxes. Gross assessments for the Life Insurance Subsidiaries, net of (refunds) but before offsets for future premium or intangible property taxes, were $6,945, $12,587, and $(1,000) in 2003, 2002, and 2001, respectively.

Kentucky, in common with substantially all states, regulates transactions between or affecting insurance holding companies and their insurance company subsidiaries, including the Company and the Insurance Subsidiaries. Generally, under Kentucky insurance holding company statutes, the Kentucky Department of Insurance must approve in advance the direct or indirect acquisition of 15% or more of the voting securities of an insurance company organized under the laws of Kentucky. Such statutes also regulate certain transactions among affiliates, including the payment of dividends by an insurance company to its holding company parent. Under the Kentucky statutes, the Insurance Subsidiaries may not during any year pay dividends on their common and preferred stock to their parent company in excess of the lesser of the net gain from operations for the preceding year or 10% of their capital and surplus at the end of the preceding year, without the consent of the Kentucky Commissioner of Insurance. For 2004, the maximum amount of dividends that Citizens Insurance could pay, without the Commissioner's approval, is $56,500. Both Citizens Security and United Liberty are unable to pay such a dividend. The Company provides substantially all management, operating and employee services for the Insurance Subsidiaries and is reimbursed at actual cost plus fifteen percent. This management fee totaled $4,734,000 for 2003. The Company currently has resources which management believes will be adequate to service debt obligations through 2005. In addition, the Company's Chairman has expressed potential willingness to lend up to $2,000,000 of additional funds to the Company if necessary. Accordingly, the Company is not relying upon affiliate dividends or preferred stock redemptions for near-term debt service.

During recent years, the National Association of Insurance Commissioners (NAIC) has taken several steps to address public concerns regarding insurer solvency. These steps included implementing a state certification program designed to promote uniformity among the insurance laws of the various states and developing insurer reporting requirements that focus on asset quality, capital adequacy, profitability, asset/liability matching, and liquidity. These requirements include establishment of asset valuation reserves ("AVR") and interest maintenance reserves ("IMR"), risk-based capital ("RBC") rules to assess the capital adequacy of an insurer, and a revision to the Standard Valuation Law ("SVL") that specifies minimum reserve levels and requires cash flow testing in which projected cash inflows from assets are compared to projected cash outflows for liabilities to determine reserve adequacy.

The Life Insurance Subsidiaries' AVR, as of December 31, 2003, 2002 and 2001, is shown in Item 7. Cash flow testing and the results of such testing as applied to the Life Insurance Subsidiaries are also described and discussed in Item 7.

RBC provides a means of establishing the capital standards for insurance companies to support their overall business operations in light of their size and risk profile. The four categories of major risk involved in the formula are [i] asset risk -- the risk with respect to the insurer's assets; [ii] insurance risk -- the risk of adverse insurance experience with respect to the insurer's liabilities and obligations; [iii] interest rate risk -- the interest risk with respect to the insurer's business; and [iv] business risk -- all other business risks. A company's RBC is calculated by applying factors to various asset, premium and reserve items, with higher factors for those items with greater underlying risk and lower for less risky items. RBC standards are used by regulators to set in motion appropriate regulatory actions relating to insurers that show signs of weak or deteriorating conditions. They also provide an additional standard for minimum capital, below which companies would be placed in conservatorship.

Based on RBC computations as of December 31, 2003, the Insurance Subsidiaries each have capital which is in excess of minimum regulatory requirements.

Action taken by the NAIC in these and other areas may have a significant impact on the regulation of insurance companies during the next several years. In addition, various proposals are being considered for permitting insurers to elect Federal regulation. Given their comparatively small size, it may be expected that the Life Insurance Subsidiaries would be affected by more stringent regulatory policy, both under existing laws and any new regulatory initiatives. Such effects could include curtailment or discontinuance of insurance underwriting in one or more states, mandated increases in capital and surplus, and/or other effects.

Income Taxation. The Life Insurance Subsidiaries are taxed under the life insurance company provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a life insurance company's taxable income incorporates all income, including life and health premiums, investment income, and certain decreases in reserves. The Code currently establishes a maximum corporate tax rate of 35% and imposes a corporate alternative minimum tax rate of 20%. See Item 7 and Note 7 of the Notes to Consolidated Financial Statements.

The Code currently requires capitalization and amortization over a five to ten year period of certain policy acquisition costs incurred in connection with the sale of certain insurance products. Prior tax laws permitted these costs to be deducted as incurred. These provisions apply to life, health, and annuity business. Certain proposals to make additional changes in the federal income tax laws, including increasing marginal tax rates, and regulations affecting insurance companies or insurance products, continue to be considered at various times in the United States Congress and by the Internal Revenue Service. The Company currently cannot predict whether any additional changes will be adopted in the foreseeable future or, if adopted, whether such measures will have a material effect on its operations.

Reserves. In accordance with applicable insurance laws, the Life Insurance Subsidiaries have established and carry as liabilities actuarially determined reserves to meet their policy obligations. Life insurance reserves, when added to interest thereon at certain assumed rates and premiums to be received on outstanding policies, are required to be sufficient to meet policy obligations. The actuarial factors used in determining reserves in the statutory basis financial statements are based upon statutorily-prescribed mortality and interest rates. Reserves maintained for health insurance include the unearned premiums under each policy, reserves for claims that have been reported but not yet paid, and reserves for claims that have been incurred but have not been reported. Furthermore, for all health policies under which renewability is guaranteed, additional reserves are maintained in recognition of the actuarially-calculated probability that the frequency and amount of claims will increase as policies persist. The Life Insurance Subsidiaries do not continue accumulating reserves on reinsured business after it is ceded. The Life Insurance Subsidiaries are required to maintain reserves on reinsured business assumed on a basis essentially comparable to direct insurance reserves. Reinsurance business assumed is presently insignificant in amount.

The reserves carried in the financial statements included in this Form 10-K are calculated on the basis of accounting principles generally accepted in the United States and differ from the reserves specified by laws of the various states, which govern preparation of financial statements on the statutory basis of accounting for the Life Insurance Subsidiaries. These differences arise from the use of different mortality and morbidity tables and interest assumptions, the introduction of lapse assumptions into the reserve calculation, and the use of the level premium reserve method on all insurance business. See Note 1 of the Notes to Consolidated Financial Statements, for certain additional information regarding reserve assumptions under accounting principles generally accepted in the United States.

Employees. As of March 16, 2003, 70 people, excluding agents, were employed by the Company. As of that date, the Company had approximately 3,200 independent agents licensed to sell its products.

ITEM 2. PROPERTIES

The Company owns, through Citizens Security, a three-story, 63,000 square foot office building in suburban Louisville, Kentucky completed in 1988. The Company and its Subsidiaries occupy about 31% of the building for their headquarters and home offices. The Company leases the remaining space to tenants under leases of various durations. Market conditions for this property are generally favorable and, in management's opinion, the property is adequately covered by insurance. Currently, the Company's policy is not to invest in additional real estate or real estate mortgages, although a change in such policy would not require a vote of security holders. In addition, the

Company's current bank lending agreement precludes investment in additional real estate and in mortgages with a loan-to-appraised-value ratio of more than 75%.

ITEM 3. LEGAL PROCEEDINGS

An action was filed against United Liberty in the Court of Common Pleas for Butler County, Ohio by two policyholders in June 2000. The Complaint refers to a particular class of life insurance policies that United Liberty issued over a period of years ending around 1971. It alleges that United Liberty's dividend payments on these policies from 1993 through 1999 were less than the required amount. It does not specify the amount of the alleged underpayment but implies a maximum of about $850,000. The plaintiffs also allege that United Liberty is liable to pay punitive damages, also in an unspecified amount, for breach of an implied covenant of good faith and fair dealing to the plaintiffs in relation to the dividends. The action has been certified as a class action on behalf of all policyholders who were Ohio residents and whose policies were still in force in 1993. United Liberty has denied the material allegations of the Complaint and is defending the action vigorously. Pre-trial discovery is continuing. United Liberty has filed a motion for summary judgment, which has been completely briefed and argued and awaits decision by the Court. At United Liberty's request, an initial mediation session has been completed and negotiations are continuing. As a pre-requisite for the mediation, United Liberty offered to settle the matter for payments over time, which would include attorneys' fees, and which would be contingent upon an exchange or reformation of the insurance policies currently owned by the members of the class. At this stage of the litigation, the Company is unable to determine whether an unfavorable outcome of the action is likely to occur or, alternatively, whether the chance of such an outcome is remote. Therefore, at this time, management has no basis for estimating potential losses, if any. There are no other material legal proceedings pending against the Company or its subsidiaries or of which any of their property is the subject other than routine litigation incidental to the business of the Company and its subsidiaries. There are no material proceedings in which any director, officer, affiliate or shareholder of the Company, or any of their associates, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this Form 10-K to a vote of the Company's security holders, through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of March 22, 2004, there were approximately 2,500 holders of record of the Company's Class A Stock, its only class of common equity. The Class A Stock is currently eligible for quotation on the National Association of Securities Dealers, Inc.'s Small-Cap Market ("NASDAQ") under the trading symbol CNFL. Trading volume in 2003 was about 10% of the average shares outstanding during the year and trading volume by non-affiliates was about 23% of the average shares owned by non-affiliates during the year.

The following table summarizes quarterly high and low bid quotations for the Class A Stock in 2003 and 2002 as reported by NASDAQ. Such quotations reflect inter-dealer prices and do not include retail markup, markdown, or commission, and may not necessarily represent actual transactions.

	Bid Quotations for Class A Stock	
Quarter Ended	High Bid	Low Bid
December 31, 2003	$ 8.590	$ 6.500
September 30, 2003	$ 6.940	$ 6.030
June 30, 2003	$ 6.950	$ 4.250
March 31, 2003	$ 5.750	$ 3.950
December 31, 2002	$ 5.260	$ 3.350
September 30, 2002	$ 8.000	$ 3.800
June 30, 2002	$ 8.900	$ 7.500
March 31, 2002	$ 9.000	$ 8.050

The Company has not paid a dividend on the Class A Stock. The Board of Directors of the Company has not adopted a dividend payment policy; however, dividends must necessarily depend upon the Company's earnings and financial condition, applicable legal restrictions, and other factors relevant at the time the Board of Directors considers a dividend policy. The Company is subject to a loan agreement covenant that prevents it from paying dividends on the Class A Stock without the consent of the lender except to the extent it can meet certain requirements relating to the ratio of its outstanding borrowings compared to dividends and income before interest expense, amortization, depreciation and income tax expense for (5) consecutive quarters and provided that there is no default or potential default under the loan agreement. As of January 2004, the bank loan covenant precludes the Company from paying any dividends. Cash available for dividends to shareholders of the Company must initially come from income and capital gains earned on its investment portfolio, management service fees and dividends paid by the Insurance Subsidiaries, and Citizens Security's repurchase of its preferred stock owned by the Company. Provisions of the Kentucky Insurance Code subject transactions between the Insurance Subsidiaries and their respective parents, including dividend payments, to certain standards generally intended to prevent such transactions from adversely affecting the adequacy of the Insurance Subsidiaries' capital and surplus available to support policyholder obligations. See Item 1. "Description of Business -- State Insurance Regulation." In addition, under the Kentucky Business Corporation Act, the Company may not pay dividends if, after giving effect to a dividend, it would not be able to pay its debts as they become due in the usual course of business or if its total liabilities would exceed its total assets.

Below is summary of securities available for issuance under equity compensation plans.

	a	*B*	*c*
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	0	Not applicable	110,000
Equity compensation plans not approved by security holders	0	Not applicable	0
Total	0	Not applicable	110,000

ITEM 6. SELECTED FINANCIAL DATA

Year Ended December 31	2003	2002	2001	2000	1999
RESULTS OF OPERATIONS					
Premiums and other considerations	$33,586,478	$38,479,150	$28,744,376	$23,822,424	$20,844,828
Investment and other income, net	6,161,324	6,093,036	6,530,372	6,291,309	6,042,945
Policy benefits and reserve change	27,574,154	31,878,748	22,989,732	19,400,397	17,038,433
Commissions, expense, amortization, net	13,146,302	13,247,015	11,824,589	10,676,953	10,007,817
Segment profit (loss)	(972,654)	(553,577)	460,427	36,383	(158,477)
Realized investment gains (losses), net	1,977,635	(2,469,768)	(7,911,829)	1,180,879	9,375,339
Interest expense	363,273	305,715	532,962	769,132	553,017
Cumulative effect – accounting change	---	---	(311,211)	---	---
Income tax expense (benefit)	(70,114)	(757,000)	(2,090,000)	210,000	2,225,000
NET INCOME (LOSS)	$ 711,822	$(2,572,060)	$(6,205,575)	$ 238,130	$ 6,438,845
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$711,822	$(2,572,060)	$(6,205,575)	$ 238,130	$ 6,438,845
NET INCOME (LOSS) PER SHARE:					
Before accounting change	$ .42	$(1.50)	$(3.39)	$0.14	$3.59
Basic	$ .42	$(1.50)	$(3.57)	$0.14	$3.59
FINANCIAL POSITION					
Total assets	$ 158,880,332	$ 148,441,532	$136,597,083	$135,538,006	$137,980,030
Notes payable	$ 7,133,335	$ 7,779,168	$ 7,095,834	$ 8,000,000	$ 8,500,000
Shareholders' equity	$ 20,833,409	$ 17,757,632	$ 20,002,483	$ 23,274,109	$ 28,036,457
Shareholders' equity per share	$12.47	$10.53	$11.65	$13.24	$15.86
INVESTMENTS					
Average cash and invested assets	$131,440,555	$117,460,459	$112,982,243	$121,807,002	$115,045,517
Average equity portfolio (cost basis)	$10,030,727	$6,966,585	$ 9,736,625	$ 20,017,915	$ 20,650,875
Investment income yield	4.5%	4.8%	5.6%	4.9%	5.1%
Change in unrealized investment gains (losses), net of tax	$ 2,371,713	$ 466,654	$ 3,019,188	$ (4,896,265)	$ 243,355
LIFE INSURANCE DATA					
Premiums	$ 23,943,062	$ 28,948,728	$ 19,362,994	$ 14,553,493	$ 12,443,385
Insurance in force, net at end of period	$671,559,000	$696,520,000	$703,288,000	$706,044,000	$646,439,000
HEALTH INSURANCE DATA					
Premiums	$ 9,643,416	$ 9,530,422	$ 9,381,382	$ 9,268,931	$ 8,401,443
Benefit ratio	69.6%	69.5%	67.9%	66.7%	65.2%

Note: See Item 7 for additional information relevant to the above data. The above amounts include results from acquisitions: National Affiliated Investors Life Insurance Company (reinsurance assumption) and Citizens Insurance Company from the date of their acquisition in 2000 and 1999, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's 2003 net income was $712,000 compared a net loss of $2,572,000 in 2002 and net loss of $6,206,000 in 2001. Comprehensive gains and losses (which combine net gains and losses and net unrealized gains and losses) were a comprehensive gain of $3,084,000, and comprehensive losses of $2,105,000, and $2,875,000 for 2003, 2002, and 2001, respectively. During 2003, the Company continued to be adversely affected by declining yields on its fixed income investment portfolio. The 2003 increase in net income and the comprehensive gain were attributable to a turn around, particularly in the fourth quarter, in the equity market. Equity markets continue to be volatile but were much more favorable during 2003 than results experienced during the prior three years. Late in the second quarter of 2003, interest yields on fixed maturity investments finally began to rise. Although this adversely impacts market value of the Company's bond portfolio, the opportunity to invest new money at higher yields would have a positive impact on the Company's operating earnings. Additionally, improving economic activity and equity valuations have resulted in a lower level of securities impairment writedowns during 2003. The 2003 environment as described continues to generate a relatively high level of qualitative investment risk. However, measures of quantitative investment risk are not believed to have changed significantly from those previously disclosed in the Company's 2002 Form 10-K. The majority of the 2002 and 2001 declines in net income and the comprehensive losses were attributable to adverse securities markets during those years, including the effects of declines in the telecommunications and technology sectors, a general economic recession and terrorist events.

During 2003, the Company saw a 12.43% or $4,940,000 decrease in premiums. A 27% decrease in the Preneed Life segment accounts for essentially all of the net decrease, along with an approximate 2.5% increase in the Dental segment, partially offset by moderate reductions in Home Service Life, Broker Life and Other Accident and Health. Pretax segment profit (loss), excluding realized investment gains and losses and interest expense, was ($973,000), ($554,000) and $460,000 for 2003, 2002, and 2001 respectively. The decline in pretax segment profit in 2003 was primarily attributable to decreased Preneed Life premium and adverse mortality, the decline in 2002 was primarily attributable to lower interest yields and adverse mortality, while the 2001 improvement was primarily attributable to increased Preneed Life production.

The Company repurchased 1,600, 29,987, and 41,400 shares of its common stock during 2003, 2002, and 2001 respectively, at average prices of $4.79, $4.65 and $9.58 per share, respectively.

The Company manages its operations in five business segments, Home Service Life, Broker Life, Preneed Life, Dental, and Other Health. Products in all five segments are sold through independent agency operations. Home Service Life consists primarily of traditional life insurance coverage sold in amounts of $10,000 and under to middle and lower income individuals. This distribution channel is characterized by a significant amount of agent contact with customers throughout the year. Broker Life product sales consist primarily of simplified issue and graded-benefit policies in amounts of $10,000 and under. Other products in the Broker Life segment which comprise a significant portion of existing business include group life, universal life, annuities and participating life coverages. Preneed Life products are sold to individuals in connection with prearrangement of their funeral and include single and multi-pay coverages, generally in amounts of $10,000 and less. These policies are generally sold to older individuals at increased premium rates. Dental products are term coverages generally sold to small and intermediate size employer groups. Other Health products include various accident and health coverages sold to individuals and employer groups. Profit or loss for each segment is reported on a pretax basis, without an allocation of realized investment gains or interest expense.

EXECUTIVE SUMMARY

The Company's management continuously monitors the performance and outlook of the Company by analyzing several indicators that they judge to be critical. Some, but not all, of the indicators of particular interest to management are:

- The general economic environment
- Trend of premium volume
- Lapse rates

- Mortality and morbidity rates
- Trend of general expense levels
- Asset and Capital and Surplus growth
- General interest rate movements
- Investment yields
- Diversity (e.g. by industry) and mix (e.g. between fixed income securities and equity securities) of our portfolios
- Segment performance and trends

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to investments, agent receivables, intangible assets, policy liabilities, income taxes, regulatory requirements, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following accounting policies, judgments and estimates, which have been discussed with the Audit Committee of the Board of Directors, critically impact preparation of its consolidated financial statements.

Investment in Debt and Equity Securities. The Company holds debt and equity interests in a variety of companies, many of which are seeking to exploit recent technology advancements. The majority of these are publicly traded and many have experienced volatile market prices. We periodically evaluate whether the declines in fair value of our investments are other-than-temporary. These evaluations involve significant judgment. Our evaluation consists of a review of qualitative and quantitative factors, including analysis of the Company's competitive position in its markets, deterioration in the financial condition of the issuer, downgrades of the security by a rating agency, and other publicly available issuer-specific news or general market conditions. Declines in fair values of securities deemed to be temporary are included as an unrealized loss in shareholders' equity. Declines in fair values of securities deemed to be other-than-temporary are included in net income as realized investment losses. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the current carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Deferred Acquisition Costs ("DAC"). The Company is required to defer certain policy acquisition costs and amortize them over future periods. These costs include commissions and certain other expenses that vary with and are primarily associated with acquiring new business. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs. The DAC asset balance is subsequently charged to income over the lives of the underlying contracts in relation to the anticipated emergence of revenue or profits. Actual revenue or profits can vary from Company estimates resulting in increases or decreases in the rate of amortization. The Company regularly evaluates its DAC balances to determine if actual experience or other evidence suggests that earlier estimates should be revised. Assumptions considered significant include surrender and lapse rates, mortality, expense levels, investment performance, and estimated interest spread. Should actual experience dictate that the Company change its assumptions regarding the emergence of future revenues or profits (commonly referred to as "unlocking"), the Company would record a charge or credit to bring its DAC balance to the level it would have been if using the new assumptions from the inception date of each policy.

DAC is also subject to periodic recoverability and loss recognition testing. These tests ensure that the present value of future contract-related cash flows will support the capitalized DAC balance to be amortized in the future. The present value of these cash flows, less the benefit reserve, is compared with the unamortized DAC balance and if the DAC balance is greater, the deficiency is charged to expense as a component of amortization and the asset balance is reduced to the recoverable amount. For more information about accounting for DAC see Note 1, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements.

Goodwill and Intangible Impairment. The balance of our goodwill and intangible assets was $3.8 million at December 31, 2003. The recovery of this asset is dependent on the fair value of the business to which it relates. Effective in 2002, pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"), goodwill is no longer amortized but is subject to annual impairment tests based on the estimated fair value of the respective assets. There are numerous assumptions and estimates underlying the determination of the estimated fair value of these assets. Different valuation methods and assumptions can produce significantly different results that could affect the amount of any potential impairment charge that might be required to be recognized. During both 2003 and 2002, the Company concluded that no impairment adjustment was necessary for its goodwill or other intangible assets.

Policy Liabilities and Policy Intangible Assets. Establishing policy liabilities and related intangible assets, including deferred acquisition costs and the value of acquired insurance, for the Company's long-duration insurance contracts requires making many assumptions, including policyholder persistency, mortality rates, investment yields, discretionary benefit increases, new business pricing, and operating expense levels. The Company evaluates historical experience for these factors when assessing the need for changing current assumptions. However, since many of these factors are interdependent and subject to short-term volatility during the long-duration contract period, substantial estimates and judgment are required. Accordingly, if actual experience emerges differently from that assumed, any such difference would be recognized in the current year's Consolidated Statement of Operations.

Deferred Taxes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for the valuation allowance, the Company has considered ongoing prudent and feasible tax planning strategies but has not assumed future taxable income. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period such determination was made.

Litigation. As further described in Note 12 of the Notes to Consolidated Financial Statements, United Liberty is party to an outstanding lawsuit concerning payment of policyholder dividends. The Company is currently unable to determine whether an unfavorable outcome of this action is likely, and no provision has been recorded for an unfavorable outcome. Accordingly, if an unfavorable outcome occurs, a financial statement adjustment would be required.

ACQUISITIONS

National Affiliated Investors Life

On July 7, 2000, the Company acquired, through an assumption reinsurance agreement, 100% of the inforce business of National Affiliated Investors Life Insurance Company ("NAIL") for a net cash purchase price of approximately $355,000 (the "NAIL Acquisition"). The acquisition was coordinated through the National Organization of Life and Health Guaranty Associations. The acquired business consists primarily of individual life insurance business with policy reserves and annual premium of approximately $3,500,000 and $300,000, respectively.

Citizens Insurance Company

On October 14, 1999, the Company acquired 100% of the stock of Citizens Insurance (formerly Kentucky Insurance Company) from an unaffiliated insurance holding company (the "Citizens Insurance Acquisition"). Citizens Insurance is licensed as a property and casualty insurance company in six states and has approximately $3.6 million of statutory capital and surplus; however, it currently has no insurance operations. The aggregate purchase price for the Citizens Insurance Acquisition was approximately $3,550,000 (including net costs associated with the transaction of approximately $50,000).

United Liberty Life Insurance Company

On May 12, 1998, the Company and Citizens Security acquired 100% of the common stock of United Liberty from an unaffiliated insurance holding company (the "United Acquisition"). The aggregate purchase price for the United Acquisition was approximately $7,076,000 (including net costs associated with the acquisition of approximately $445,000). In conjunction with the acquisition, the seller retained approximately $2,100,000 of United Liberty's real estate related and other assets, which were replaced with cash by Citizens Security.

FINANCIAL POSITION

Assets. At December 31, 2003, the Company's available-for-sale fixed maturities had a fair value of $108,640,262 and amortized cost of $104,768,393. The Company's fixed maturities portfolio increased approximately 4% during 2003 and 33% during 2002, on an amortized cost basis. These increases are primarily attributable to Preneed Life sales growth. Shown below is a distribution by rating category of the Company's fixed maturities portfolio as of December 31, 2003.

Standard & Poor's Corporation Rating	Amortized Cost[1]	Fair Value [2]
Investment grade:		
AAA to A-	$ 60,157,465	$62,128,592
BBB+ to BBB-	35,752,387	37,090,369
Total investment grade	95,909,852	99,218,961
Non-investment grade:		
BB+ to BB-	3,864,156	4,053,251
B+ to B-	3,337,506	3,581,223
CCC+ to C	1,070,066	1,085,014
CI to not rated	586,813	701,813
Total non-investment grade	8,858,541	9,421,301
Total fixed maturities	$104,768,393	$108,640,262

[1] Net of write-downs on bonds whose decline in value is believed to be other-than-temporary
[2] Fair values as of December 31, 2003 were obtained primarily from Interactive Data Corporation.

The Company believes it has a well diversified portfolio and has no plans to adjust its non-investment grade portfolio significantly, unless necessary to satisfy requirements of state regulators or rating agencies. The Company purchases non-investment grade bonds to obtain higher yields or convertible features and attempts to reduce credit risk by portfolio diversification. Non-investment grade securities comprised 8.7% and 5.1% of the fixed maturities portfolio, on an amortized cost basis, at December 31, 2003 and 2002, respectively. During 2003, the Company recognized approximately $83,000 of impairment losses on fixed maturities, with the majority of these related to the airline and health care industries. The Company is monitoring its fixed maturity portfolio and, although it has no specific projections, if the overall economy does not improve, additional impairments could occur during 2004.

Realized investment losses included $135,000, $1,255,000 and $2,272,000 of pretax impairment losses for the three years ended December 31, 2003, 2002 and 2001. The impairments recorded were primarily the result of the continued credit deterioration of specific issuer's in the bond and equity markets and the effects on such markets due to the overall slowing of the economy.

Shown below are the Company's four largest holdings in non-investment grade bonds by a single issuer as of December 31, 2003.

	Non-Investment Grade	
December 31, 2003	Amortized Cost	Fair Value
Largest	$1,498,184	$1,590,748
Second largest	430,475	1,445,950
Third largest	873,700	1,340,000
Fourth largest	1,026,711	1,050,000
Total	$3,829,070	$5,426,698

The Company had no guarantee or other type of enhancement associated with the issuers represented above.

During 2003, the Company's investment in equity securities increased $953,000 and $3,575,000 on a cost and fair value basis, respectively, after increasing $53,000 on a cost basis and decreasing $355,000 on a fair value basis, respectively, during 2002. As of December 31, 2003 2002 and 2001, there were $3,275,000, $653,000 and $1,062,000 respectively, of unrealized gains on equity securities.

The Company reviews its marketable investments each quarter to determine if there have been declines in their value that in management's opinion are other-than-temporary. These reviews can involve qualitative and quantitative information relating to an individual company or industry and general factors impacting the economy. However, due to wide market fluctuations occurring during the past two years, determining whether declines are temporary has become much more complex and judgmental. These reviews resulted in the recognition of impairment losses on equity securities totaling $52,000 during 2003 ($28,000 and $24,000 for the first and second quarters, respectively). In addition, $83,000 of impairment losses were recognized on fixed maturities during 2003 ($40,000 and $43,000 during the first and second quarters, respectively). During 2003, equity securities were sold which contained impairment writedowns of $741,000.

Citizens Security owns the building in which the Company and its subsidiaries maintain their home offices. They occupy approximately 31% of the building with the balance leased to third-party tenants. Market conditions for this property are generally favorable. An updated appraisal obtained during 2002 indicates the market value of the property is approximately $2,700,000 higher than its carrying value.

At December 31, 2003 the Company has recorded $756,000 of goodwill and $13,445,000 of other intangible assets for deferred policy acquisition costs and value of insurance acquired. As noted in the above discussion of critical accounting policies and estimates, these intangibles, and the recorded value of policy liabilities, are based on many assumptions that require substantial estimates and judgment. In connection with adoption of SFAS No. 142, the Company reassessed the assumptions supporting these values. Although no impairment was considered necessary, a continued historically low interest rate environment could require adjustment of these recorded values.

Liabilities. A comparison of total policy liabilities as of December 31, 2003, 2002 and 2001 is shown below. Approximately 88% of the 2003 total consists of insurance policy benefit reserves while policyholder deposit liabilities represent 12% of the total.

Year Ended December 31	2003	2002	2001
Home Service Life	$ 34,986,350	$ 33,970,723	$ 32,609,959
Broker Life	44,849,326	45,054,589	44,414,974
Preneed Life	44,609,059	38,971,203	27,512,646
Dental	579,277	524,249	565,119
Other Health	2,113,792	2,194,869	2,137,079
Total	$127,137,804	$120,715,633	$107,239,777

Home Service Life sales have been favorable in recent years, with net growth in policy liabilities of 3.0% and 4.2% in 2003 and 2002, respectively, through a combination of attracting new producers and continuing to focus on meeting the needs of existing customers and agents. The Broker Life decline for the year is primarily attributable to competition from other carriers in the final expense marketplace. Preneed Life premiums are lower, due in part to the Company's decision to emphasize the lower annual premium "multi-pay" policies rather than "single-pay" policies and some loss of volume attributable to reducing commission levels and the rate of annual growth credited to policies. During 2003, Dental premiums were favorably impacted by additional broker relationships and normal inflationary premium increases. The Other Health segment products are not being actively marketed.

Shown below is a progression of the Company's policyholder deposit activity for the year ended December 31, 2003.

Year Ended December 31, 2003	Total	Annuity and Other	Universal Life
Beginning Balance	$15,743,293	$ 9,805,082	$ 5,938,211
Deposits	620,188	58,246	561,942
Withdrawals	1,528,220	600,672	927,548
Interest Credited	695,563	453,218	242,345
Ending Balance	$15,530,824	$ 9,715,874	$ 5,814,950

As indicated above, total policyholder deposits decreased by a net $212,000 during 2003. The Company is not devoting significant marketing effort towards Annuity, Universal Life and other deposit products and has elected not to aggressively compete in crediting excess interest on such products.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not participate in any off-balance sheet arrangements.

CONSOLIDATED RESULTS AND ANALYSIS

Premiums and Other Considerations. The following table details premiums and other considerations received during the past three fiscal years.

Year Ended December 31	2003	2002	2001
Home Service Life	$ 7,288,004	$ 7,334,030	$ 7,152,242
Broker Life	3,514,873	3,621,053	3,812,841
Preneed Life	13,106,019	17,993,645	8,397,911
Dental	8,385,774	8,182,483	7,988,620
Other Health	1,291,808	1,347,939	1,392,762
Total	$ 33,586,478	$ 38,479,150	$ 28,744,376

Home Service Life premium decreased 0.1% during 2003 and increased 2.5% during 2002. New sales levels continue to be favorable, at levels that more than exceed normal policy lapses. The Company continues to attract a number of successful, experienced Home Service agents without subsidizing inexperienced agents. In addition, the Company's program to automate and streamline agent field accounting continues to expand with favorable reaction among the agency force. During early 2003 the Company terminated a small Home Service marketing joint venture in two southern states with a much larger property and casualty insurance carrier. To mitigate effects of the lower interest rate environment, during the second quarter of 2003 the Company introduced premium rate increases on its Home Service products.

The 3% and 5% decrease in Broker Life premium during 2003 and 2002, respectively, resulted from reduction of business provided by certain larger brokers during 2002 and continuing pressure from the overall economic slowdown on middle and lower-income consumers. The Company is evaluating opportunities for revising its product design and commission rates to counteract the softening in demand for its simplified issue and graded benefit life policies.

The 27% decrease in Preneed Life premium during 2003 resulted from the Company's modification of certain policy benefits and commissions. The 114% increase in Preneed Life premium during 2002 resulted from intensified marketing efforts aimed at defining the Company as a committed participant in this market, successfully negotiating competitive third-party marketing agreements, implementing various product enhancements, and positive referrals from customers who comment favorably on the Company's organization and customer service.

The 2.5% growth in Dental premium during 2003 resulted primarily from a renewed effort to expand the Company's presence in the Dental business. The 2.4% growth in 2002, resulted primarily from normal inflationary increases. During the past two years, new business production has become increasingly competitive as larger providers expand their marketing initiatives. However, the Company has historically maintained strong customer and agent loyalty by continuing to improve customer service, including sales and administrative support functions.

The Company has not been actively marketing Other Health coverages for several years. However, in response to agent requests, certain cancer and disability protection products have been updated and promoted. Pricing, underwriting, and claims experience on these products are closely monitored.

Investments. The Company monitors its available-for-sale fixed maturities and equity securities to assure they are strategically positioned within the current market environment. This practice has historically resulted in holding significant equity security positions, which tend to dampen current income yields in favor of an overall total return focus. The Company's equity securities comprised 8.8% and 6.5% of its total investment portfolios at December 31, 2003 and 2002, respectively. The Company's investment income yields were 4.5%, 4.8%, and 5.6% for 2003, 2002, and 2001, respectively. The 2003 and 2002 yield declines resulted primarily from substantially lower interest rates on new investments, the Company's 4% and 33% net addition to its fixed maturity portfolio during the years and a 13% increase in equity holdings during 2003, much of which is attributable to new Preneed Life business. Although the Company's total return on investments has historically been very favorable, returns for the past three years have been severely impacted by declines in the telecommunications and technology sectors, a general economic recession and the effect of terrorist events on the securities markets. As detailed below, net realized and unrealized investment gains totaled approximately $862,000 for the three years ended December 31, 2003, while net realized and unrealized gains totaled approximately $3,522,000 for the two years ended December 31, 2000. The Company does not anticipate continued severe deterioration in the securities markets, although some additional losses on fixed income securities may occur if the overall economic slowdown returns. At December 31, 2003, the Company's investment portfolios contain a net unrealized gain outstanding of $6,894,000. Below is an approximate calculation of investment income yields and total return rates for the five years ending December 31, 2003.

Year Ended December 31,	2003	2002	2001	2000	1999
Investment Income	$ 5,909,696	$ 5,665,596	$ 6,274,143	$ 5,993,362	$ 5,885,312
Gains and Losses:					
Fixed Maturities:					
Realized gains (losses)	67,903	(228,710)	(1,260,092)	1,061,089	243,949
Unrealized gains (losses)	1,079,228	1,130,402	2,303,205	(1,655,112)	(1,804,929)
Net Fixed Maturities	1,147,131	901,692	1,043,113	(594,023)	(1,560,980)
Equity Securities:					
Realized gains (losses)	1,909,732	(2,241,058)	(7,123,269)	119,790	9,131,390
Unrealized gains (losses)	2,622,024	(408,399)	2,160,985	(5,812,184)	2,238,293
Net Equity Securities	4,531,756	(2,649,457)	(4,962,284)	(5,692,394)	11,369,683
Total Gains and Losses	5,678,887	(1,747,765)	(3,919,171)	(6,286,417)	9,808,703
Total Return	$ 11,588,583	$ 3,917,831	$ 2,354,972	$ (293,055)	$ 15,694,015
Average Cash and Investments	$131,440,555	$117,460,000	$112,980,000	$121,810,000	$115,050,000
Yield – Income	4.5%	4.8%	5.6%	4.9 %	5.1%
Yield – Total Return	8.8%	3.3%	2.1%	(0.2)%	13.6%

Segment Earnings. The 2003 gain before income tax was $642,000 compared to a loss of $3,329,000 in 2002 and $7,984,000 in 2001. Pretax profit (loss) is shown below for the Company's five business segments, along with total realized investment gains and interest expense.

Year Ended December 31	2003	2002	2001
Segment Profit (Loss):			
Home Service Life	$ 75,520	$ 275,809	$ 382,723
Broker Life	(121,851)	(265,488)	74,960
Preneed Life	(955,227)	(670,349)	(264,488)
Dental	230,289	297,740	256,385
Other Health	(201,385)	(191,289)	10,847
Segment Totals	(972,654)	(553,577)	460,427
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Interest expense	363,273	305,715	532,962
Income (Loss) before income tax	$ 641,708	$ (3,329,060)	$ (7,984,364)

The 2003 Preneed Life loss resulted from lower investment yields, unfavorable mortality, and increased expenses. During 2002, the Company accepted a significant amount of single-premium business, which generally has higher than average mortality rates. In addition, significant management and marketing resources were devoted to this business. To improve profitability, annual benefit growth rates were reduced in early 2003, and twice during 2002, certain commission rates were reduced and agent contracts revised to encourage production of the more profitable multi-pay products. Although the Company is optimistic about improving profitability in this highly competitive market, if adverse profitability trends continue, several options are available. These options, including further lowering discretionary annual benefit increases and adjusting premiums and commissions on new business, could further adversely impact the Company's ability to compete for new business.

Information regarding Dental profitability is included below. The "contribution margin" shown below is a direct margin without allocable investment income and general expense.

Year Ended December 31	2003	2002	2001
Premium	$ 8,385,774	$ 8,182,483	$ 7,988,620
Claims and Reserves	$ 5,778,191	$ 5,634,940	$ 5,551,624
Contribution Margin	$ 1,611,198	$ 1,560,208	$ 1,465,017
Claim Ratio	68.9%	68.9%	69.5%

The overall Dental contribution margin increased slightly during both 2003 and 2002 due to improved claim levels. Also, the Company has begun encountering more competition as additional insurers are expanding in the Dental market and Dental providers are continuing to provide higher levels of care to patients. The Company is continuing its ongoing efforts to maintain profitability in this line by reconfiguring products to provide adequate margins for the various dental procedures, utilizing a third-party company to provide expert assistance with ongoing adjudication of claims, and continuing its program of aggressive renewal underwriting and re-rating. The Company has not devoted significant marketing effort towards its Other Health products in recent years. However, during 2002, a significant increase in disability claims occurred, with a concentration in New Jersey. The Company has strengthened underwriting practices in this area and has taken steps toward filing for a rate increase on its disability products.
Income Taxes. Historically, the Company has experienced a relatively low effective current income tax rate, due primarily to the small life insurance company deduction. The effective rate was approximately (11%) and 23% in 2003 and 2002, respectively.

The small life insurance company deduction allows the Life Insurance Subsidiaries to reduce their taxable income by 60% before computing their current provisions for regular or alternative minimum tax. However, for purposes of computing deferred income tax liabilities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", the Company is precluded from assuming the small life insurance company deduction will be available in the future. Accordingly, by disallowing this deduction, SFAS No. 109 significantly increases the deferred taxes on the Life Insurance Subsidiaries' temporary differences. Thus, when a significant increase or decrease occurs in the Company's net temporary differences, the related deferred tax is computed using the 34% federal tax rate, whereas tax may actually be paid on these net liabilities (when realized) at a rate potentially as low as 17% (the alternative minimum tax rate after application of the allowable small life insurance company deduction). The Company's gross deferred federal income tax liabilities and assets are more fully discussed in Note 7 of the Notes to Consolidated Financial Statements. All deferred tax assets of the Company are realizable by offset against existing deferred tax liabilities or by carryback to recapture prior years' taxes paid on operating income and capital gains. The deferred tax assets are offset, to some extent, by valuation allowances related to the Company and to the Life Insurance Subsidiaries. The Company's valuation allowance is designed to reduce deferred tax assets to their estimated ultimate realization value.

Statutory Insurance Information. For insurance regulatory and rating purposes, the Insurance Subsidiaries report on the basis of statutory accounting principles ("SAP"). In recent years, various state insurance departments and the NAIC have expressed concern, essentially about the "rate of return" earned by holders of small face amount life policies, potentially including Preneed policies. Although the Company does not believe calculating a simple "rate of return" or premium "pay-back" measure is meaningful for traditional life insurance products, certain state insurance regulators are considering actions that could alter the profitability of existing contracts or eliminate small face amount policies as a viable product offering. During 2002, A.M. Best Company ("Best") affirmed Citizens Security's B- rating. This rating was previously lowered from a B in 2001. United Liberty's rating has remained at B- by Best since it was acquired in 1998, and Citizens Insurance, due to its lack of insurance operations, is not rated.

During December 2002, Citizens Financial strengthened the statutory capital position of Citizens Security by acquiring $2,000,000 of Citizens Security redeemable preferred stock. During January 2001, Citizens Financial contributed 100% of the capital stock of Citizens Insurance to Citizens Security. The statutory value of this contribution was $3,540,555. Citizens Security has reported its investments in United Liberty and Citizens Insurance on the equity method of accounting, since their acquisition in 1998 and 2001, respectively. However, beginning in 2001, new rules changed the statutory equity method of accounting to preclude a parent insurer from recording as income, its share of undistributed subsidiary earnings. Accordingly, Citizens Security's net income includes United Liberty' s net earnings of $289,489 and $234,853, in 2000 and 1999, respectively. For 2003, 2002, and 2001, Citizens Security reported as income the $116,400, $214,000 and $292,000 respectively, of dividend distributions that it received from United Liberty and Citizens Insurance. At December 31, 2003, Citizens Security reported its investments in United Liberty and Citizens Insurance at their statutory equity values of $2,610,375 and $3,777,624, respectively. To provide a more detailed understanding of Citizens Security's operations, shown below are SAP basis net income, net operating income, statutory capital and surplus, asset reserves, and capital ratios for Citizens Security for the five years ended December 31, 2003.

Year Ended December 31	Net Income (Loss)	Net Operating Income (Loss)	Statutory Capital and Surplus	Asset Valuation Reserves[1]	Capital Ratio[2]
2003	$ 706,397	$ (496,618)	$11,128,656	$2,637,741	13.1%
2002	$(1,184,496)	$ (64,815)	$ 9,903,639	$ 862,732	11.6%
2001	$(3,497,701)	$ 361,863	$ 9,687,289	$ 978,418	13.6%
2000	$ 1,868,575	$ 715,250	$ 8,315,902	$1,589,735	13.7%
1999	$ 4,945,708	$ 568,436	$12,942,331	$4,335,111	22.4%

[1] Asset Valuation Reserves are statutory liabilities that act as contingency reserves in the event of extraordinary losses on invested assets and as a buffer for policyholders' surplus to reduce the impact of realized and unrealized investment losses. The 1999 through 2003 amounts also include United Liberty's asset valuation reserves.
[2] Represents Statutory Capital and Surplus plus Asset Valuation Reserves divided by invested assets plus cash.

During 2003, statutory capital and surplus and asset valuation reserves increased approximately $3,000,000. This increase resulted primarily from $706,000 of net income for the year and $2,415,000 of unrealized gains. During 2002, statutory capital and surplus and asset valuation reserves increased approximately $101,000. This increase resulted primarily from the $2,000,000 issuance of preferred stock described above, net of the $1,184,000 net loss for the year and $950,000 of unrealized losses. During 2001, statutory capital and surplus and asset valuation reserves increased approximately $760,000. This increase resulted primarily from the Citizens Insurance capital contribution noted above, plus $1,082,000 of unrealized gains offsetting the $3,498,000 net loss and a $572,000 increase in nonadmitted assets. During 2000, statutory capital and surplus and asset reserves decreased by approximately $7,413,000. This decrease resulted primarily from $1,869,000 of statutory net income offset by $7,875,000 of unrealized losses and a $1,200,000 redemption of Citizens Security's preferred capital stock. During 1999, statutory capital and surplus and asset reserves increased by approximately $2,443,000. This increase resulted primarily from $4,946,000 of statutory net income offset by a $1,200,000 redemption of preferred capital stock, and a $1,000,000 shareholder dividend paid.

In addition to the statutory totals shown above, Citizens Insurance generated statutory net income of approximately $63,000, $76,000, and $93,000 during, 2002, 2001, and 2000, respectively without remitting any dividends to its parent. Citizens Insurance generated statutory net income in 2003 of $56,000 and paid a dividend of $62,400 to Citizens Security.

Statutory capital and surplus, specifically the component called surplus, is used to fund the expansion of an insurance company's first year individual life and accident and health sales. The first year commission and underwriting expenses on such sales will normally consume a very high percentage of, if not exceed, first year premiums. Accordingly, a statutory loss (surplus strain) often occurs on these sales during the first policy year. Historically, the Company's level of life insurance sales has not significantly impacted statutory surplus. However, as multi-pay Preneed Life sales increase, the Company anticipates that surplus strain will dampen statutory earnings.

CASH FLOW AND LIQUIDITY

Due to losses during the past three years and the adverse impact of the low interest rate environment on operating results, during 2002 the Company borrowed $2,000,000 from its Chairman to strengthen the statutory capital position of its principal insurance subsidiary. The Company borrowed an additional $1,000,000 from its chairman in 2003 for general operating capital. The borrowings from the Company's Chairman are considered current debt as a result of a 90 day call provision in the loan agreement. The Company also has $4,133,335 of commercial bank debt outstanding, with scheduled repayments due through 2007. During 2003 and 2002, the Company did not comply with a loan covenant (debt to earnings ratio) on this debt and received a waiver of such violation through December 31, 2003. For the quarter ended September 30, 2003, the Company did not meet one of its bank debt covenants (debt to earnings ratio), however the lender has waived this violation. In return for the waiver the Company's Chairman agreed to personally guarantee the outstanding bank debt. However, since the Company is not assured of meeting this covenant throughout 2004, the full balance of $4,133,335 can be considered payable within one year. Although the Company does not expect the full balance to be called during 2004, it believes such an obligation could be met through a refinancing arrangement or sale of selected assets or a block of insurance business. Regarding the currently scheduled debt repayments, the Company believes its available funds will be adequate to service 2004 debt obligations. In addition, the Company's Chairman has expressed potential willingness to loan the Company an additional $2,000,000 if necessary, which could service debt obligations through the majority of 2006. Additional information regarding debt obligations is included in Note 5 of the Notes to Consolidated Financial Statements.

A summary of all known commitments of the Company as of December 31, 2003, including the aforementioned borrowings, is as follows:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Note Payable to Bank	$ 4,133,335	$4,133,335	---	---	---
Note Payable to Related Party	$ 3,000,000	$3,000,000	---	---	---
Operating Leases	$ 76,621	$ 30,809	$ 45,812	---	---

Management is not aware of any other commitments or unusual event that could materially affect the Company's capital resources.

The Company is completing a strategic review of its products and operations. A key element of this initiative is mitigating the significant losses incurred on the Preneed Life business segment and strengthening profitability in the Broker Life and Home Service Life segments by increasing premiums, strengthening underwriting policies, modifying commissions, and where possible, lowering interest crediting or policy growth rates.

The Company generated approximately $6,069,000, $16,554,000 and $6,394,000 of cash flow from operations during 2003, 2002, and 2001, respectively. The 2003 and 2002 fluctuations are principally attributable to growth of Preneed Life premiums in 2002 and a decrease in Preneed Life premiums in 2003.

Cash used by investment activities of $2,618,000, $27,877,000, and $5,555,000 during 2003, 2002, and 2001 respectively, relates primarily to investing additional Preneed Life premiums in fixed maturity securities, although the 2002 total also includes investing $11,734,000 of cash and short term balances outstanding at December 31, 2001. The $1,562,000 of cash used by financing activities during 2003 includes $1,646,000 of debt repayments and $903,000 of net withdrawals of policyholder deposits, partially offset by additional borrowings of $1,000,000. The quarterly bank loan payment due January 1, 2004 was paid by December 31, 2003, accordingly, the outstanding bank loan balance decreased by five quarterly installments during 2003. Cash used by financing activities during 2002 includes net withdrawals of policyholder deposits of approximately $956,000, debt repayments of $1,317,000, partially offset by additional borrowings of $2,000,000. Cash used by financing activities during 2001 includes net withdrawals of policyholder deposits of approximately $1,200,000 and debt repayments of $904,000. The policyholder deposit withdrawals are principally due to the Company's decision not to aggressively compete in crediting higher interest returns on such funds.

The Company is subject to various market risks. However, the most significant such risks relate to fluctuations in prices of equity securities and interest rates. Although the Company experienced negative total returns on its equity portfolio during the years 2003, 2002, and 2001, historically these returns have been very favorable and the Company has successfully managed the risk of equity security price fluctuations over many years. As described above, the Company does not anticipate that investment markets will continue to deteriorate at the rate encountered during that period. The Company devotes significant attention to the equity markets and reposition the Company's portfolio upon detection of adverse risk trends associated with individual securities or overall markets. The Company also manages market risks associated with investments in option securities, as described in Note 3 of the Notes to Consolidated Financial Statements. The fair value of the Company's equity portfolio was approximately $11,337,000 and $7,762,000 at December 31, 2003 and 2002, respectively. Accordingly, a 10% decline in equity prices would have reduced the fair value of the Company's equity portfolio by $1,113,000 and $776,200 at December 31, 2003 and 2002, respectively. The average cost value of the Company's equity portfolio was $10,031,000 and $6,967,000 during 2003 and 2002, respectively.

Regarding interest rate risk, the value of the Company's fixed-maturity investment portfolio will increase or decrease in an inverse relationship with fluctuations in interest rates while net investment income earned on newly-acquired fixed-maturities increases or decreases in direct relationship with interest rate changes. Management estimates that a 100 basis point increase in interest rates ("rate shock") would have decreased the fair value of its $108.6 million fixed maturity portfolio by approximately 6.0% or $6.5 million at December 31. 2003 and 3.2% or $3.3 million at December 31, 2002. From an income perspective, the Company does not believe rising interest rates present a significant risk, as essentially all of the Company's policy liabilities bear fixed rates. However, approximately 45% of policy liabilities contain provisions permitting interest or benefit adjustments at the discretion of the Boards of Directors of the Insurance Subsidiaries. The Company's cash flow testing (described below) indicates that overall profitability will generally be enhanced in rising interest rate scenarios. From a liquidity perspective, the Company's fixed rate policy liabilities have been relatively insensitive to interest rate fluctuations. Accordingly, the Company believes gradual increases in interest rates do not present a significant liquidity exposure. The Company monitors economic conditions on a regular basis and manages this interest rate risk primarily by adjusting the duration of its fixed-maturity portfolio. Historically, the Company has maintained conservative durations in its fixed-maturity portfolio. During 2003, the Company increased durations of the fixed maturity portfolio significantly. At December 31, 2003 cash and fixed-maturity investments with maturities of less than five years equaled approximately 32% of total policy liabilities compared to approximately 60% at December 31, 2002. Notwithstanding the foregoing, if interest rates rise significantly in a short timeframe, there can be no assurance that the life insurance industry, including the Company, would not experience increased levels of surrenders and reduced sales, and thereby be materially adversely affected.

Interest expense on the Company's debt varies quarterly and is therefore also subject to interest rate risk. For its commercial bank debt, the Company elects the lower of the prime lending rate or the one-month LIBOR rate plus 2.75%. For its related party debt, the interest rate is the higher of 6% or the commercial bank prime lending rate plus 1%. At December 31, 2003, the weighted average rate on the Company's $7,133,335 of borrowings was 5.07%. The Company believes its current liquidity position and profitability levels are adequate to guard against this interest rate risk.

In addition to the measures described above, the Life Insurance Subsidiaries comply with the NAIC promulgated Standard Valuation Law ("SVL") which specifies minimum reserve levels and prescribes methods for determining them, with the intent of enhancing solvency. The SVL also requires the Company to perform annual cash flow testing for its Life Insurance Subsidiaries. This testing is designed to ensure that statutory reserve levels will maintain adequate protection in a variety of potential interest rate scenarios. The Actuarial Standards Board of the American Academy of Actuaries also requires cash flow testing as a basis for the actuarial opinion on the adequacy of the reserves which is a required part of the annual statutory reporting process.

Cash flow testing projects cash inflows from assets and cash outflows for liabilities in various assumed economic and yield curve scenarios. This is a dynamic process, whereby the performance of the assets and liabilities is directly related to the scenario assumptions. (An example would involve the credited interest rate on annuity products and how such rates vary depending upon projected earnings rates, which are based upon asset performance under a particular economic scenario.)

The Life Insurance Subsidiaries' most recent cash flow testing, which was completed in February 2004, involved a review of two basic measures. The first was the value of free market surplus, which is defined as the difference between the projected market value of assets and liabilities at the end of the analysis period (typically 10-30 years). Deficits could indicate the need for corrective action depending upon the severity and the number of scenarios in which a deficit appeared. A second measure involved distributable earnings. Negative earnings for extended durations might impair the ability of the Life Insurance Subsidiaries to continue without exhausting surplus. Again, depending upon severity and frequency, corrective measures might be needed. Based on results of the testing, no corrective measures were indicated at the current time. However, such testing is ongoing and dynamic in nature and future events in the interest and equity markets or a significant change in the composition of Life Insurance Subsidiaries' business could negatively impact testing results and require the initiation of corrective measures.

Any necessary corrective measures could take one or more forms. The duration of existing assets might not match well with those of the liabilities. Certain liabilities, such as those associated with indemnity accident and health, short-term disability and group dental products, are short-term in nature and are best matched with cash and short-term investments. By contrast, whole life insurance, which involves lifetime obligations, is usually best matched by longer duration maturities. In the event there are insufficient assets of these types, a repositioning of the investment portfolio might be undertaken.

Initially balanced durations do not guarantee positive future results. Asset type, quality, and yield will vary depending upon the economic scenario tested. Liabilities will be similarly affected. Projected reinvestment yields may cause overall yields to fall below those required to support projected liabilities. In that event, portfolio realignment might involve the type, quality and yield of investments rather than duration. Alternatively, additional reserve amounts could be allocated to cover any future shortfalls.

The above discussion centers around asset management. Other possible corrective measures might involve liability realignment. The Company's marketing plan could be modified to emphasize certain product types and reduce others. New business levels could be varied in order to find the optimum level. Management believes that the Company's current liquidity, current bond portfolio maturity distribution and cash flow from operations give it substantial resources to administer its existing business and fund growth generated by direct sales.

FORWARD-LOOKING INFORMATION

All statements, trend analyses and other information contained in this report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things:

- the market value of the Company's investments, including stock market performance and prevailing interest rate levels (*see the Cash Flow and Liquidity section of this Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations*);
- customer and agent response to new products, distribution channels and marketing initiatives, including exposure to unrecoverable advanced commissions;
- mortality, morbidity, lapse rates, and other factors which may affect the profitability of the Company's insurance products;
- regulatory changes or actions, including those relating to regulation of insurance products and insurance companies (*see the State Insurance Regulation section of Item 1 - Business*);
- ratings assigned to the Company and its subsidiaries by independent rating organizations which the Company believes are important to the sale of its products;
- general economic conditions and increasing competition which may affect the Company's ability to sell its products;
- the Company's ability to achieve anticipated levels of operating efficiencies and meet cash requirements based upon projected liquidity sources;

- unanticipated adverse litigation outcomes (*see Item 3 – Legal Proceedings*); and
- changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company's products.

There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company's results of operations.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are described in the Cash Flow and Liquidity section of Item 7 - Management's Discussion and Analysis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS
CITIZENS FINANCIAL CORPORATION AND SUBSIDIARIES

Financial Statements For Full Fiscal Years — Page

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in accountants nor have there been any disagreements on accounting and financial disclosure requiring disclosure pursuant to the Instructions to this Item.

ITEM 9A. EVALUATION OF DISCLOSURE OF CONTROLS AND PROCEDURES

The Company's chief executive officer and chief financial officer, with the participation of management, have evaluated the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rule 13a-14c) as of December 31, 2003. Based on the evaluation, they concluded that the controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

REPORT OF INDEPENDENT AUDITORS

The Shareholders and Board of Directors
Citizens Financial Corporation

We have audited the accompanying consolidated balance sheets of Citizens Financial Corporation and subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Financial Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Louisville, Kentucky
March 19, 2004

Citizens Financial Corporation and Subsidiaries
Consolidated Statements of Operations

Year Ended December 31	2003	2002	2001
Revenues:			
Premiums and other considerations	$ 34,781,963	$ 39,722,589	$ 29,969,756
Premiums ceded	(1,195,485)	(1,243,439)	(1,225,380)
Net premiums earned	33,586,478	38,479,150	28,744,376
Net investment income	5,909,696	5,665,596	6,274,143
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Other income	251,628	427,440	256,229
Total Revenues	41,725,437	42,102,418	27,362,919
Policy Benefits and Expenses:			
Policyholder benefits	21,236,405	19,210,582	17,537,817
Policyholder benefits ceded	(1,081,327)	(1,340,821)	(1,129,446)
Net benefits	20,155,078	17,869,761	16,408,371
Increase in net benefit reserves	6,723,513	13,226,999	5,846,674
Interest credited on policyholder deposits	695,563	781,988	734,687
Commissions	6,295,506	7,394,498	6,414,289
General expenses	6,612,964	6,246,475	6,145,361
Interest expense	363,273	305,715	532,962
Policy acquisition costs deferred	(1,872,133)	(2,712,796)	(3,177,040)
Amortization expense:			
Deferred policy acquisition costs	1,311,886	1,445,740	1,279,485
Value of insurance acquired	497,993	560,305	706,773
Goodwill	---	---	96,013
Depreciation expense	300,086	312,793	359,708
Total Policy Benefits and Expenses	41,083,729	45,431,478	35,347,283
Income (Loss) before income tax and cumulative effect of a change in accounting principle	641,708	(3,329,060)	(7,984,364)
Income tax benefit	(70,114)	(757,000)	(2,090,000)
Income (Loss) before cumulative effect of a change in accounting principle	711,822	(2,572,060)	(5,894,364)
Cumulative effect - prior years (since January 1, 1999) accounting for embedded options	---	---	(311,211)
Net Income (Loss)	$ 711,822	$(2,572,060)	$(6,205,575)
Per Share Amounts:			
Income (Loss) before cumulative effect of a change in accounting principle	$.42	$(1.50)	$(3.39)
Cumulative effect - prior years (since January 1, 1999) accounting for embedded options	---	---	(0.18)
Net Income (Loss)	$.42	$(1.50)	$(3.57)

See Notes to Consolidated Financial Statements.

Citizens Financial Corporation and Subsidiaries
Consolidated Balance Sheets

December 31	2003	2002
ASSETS		
Investments:		
Securities available-for-sale, at fair value:		
Fixed maturities (amortized cost of $104,768,393 and $101,161,174 in 2003 and 2002, respectively)	$ 108,640,262	$ 103,953,815
Equity securities (cost of $8,061,783 and $7,108,735 in 2003 and 2002, respectively)	11,336,964	7,761,892
Investment real estate	3,162,223	3,252,424
Policy loans	4,409,301	4,239,128
Short-term investments	642,748	632,381
Total Investments	128,191,498	119,839,640
Cash and cash equivalents	8,588,896	6,699,171
Accrued investment income	1,685,776	1,330,036
Reinsurance recoverable	2,834,222	2,886,256
Premiums receivable	256,140	215,759
Property and equipment	2,640,579	2,767,763
Deferred policy acquisition costs	10,325,660	9,915,288
Value of insurance acquired	3,119,609	3,617,602
Goodwill	755,782	755,782
Federal income tax receivable	421,676	250,158
Other assets	60,494	164,077
Total Assets	$ 158,880,332	$ 148,441,532

See Notes to Consolidated Financial Statements.

Citizens Financial Corporation and Subsidiaries
Consolidated Balance Sheets

December 31	2003	2002
LIABILITIES		
Policy liabilities:		
Future policy benefits	$ 109,383,695	$ 102,649,565
Policyholder deposits	15,530,824	15,743,293
Policy and contract claims	1,663,249	1,797,195
Unearned premiums	249,572	247,625
Other	310,464	277,955
Total Policy Liabilities	127,137,804	120,715,633
Note payable – bank	4,133,335	5,779,168
Note payable – related party	3,000,000	2,000,000
Accrued expenses and other liabilities	1,805,934	1,851,467
Deferred federal income tax	1,969,850	337,632
Total Liabilities	138,046,923	130,683,900
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, 6,000,000 shares authorized; 1,685,228 and 1,686,828 shares issued and outstanding in 2003 and 2002, respectively	1,685,228	1,686,828
Additional paid-in capital	7,170,321	7,176,480
Accumulated other comprehensive income	4,595,473	2,223,759
Retained earnings	7,382,387	6,670,565
Total Shareholders' Equity	20,833,409	17,757,632
Total Liabilities and Shareholders' Equity	$ 158,880,332	$ 148,441,532

See Notes to Consolidated Financial Statements.

Citizens Financial Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	*Comprehensive Loss Total*
Balance at January 1, 2001	$ 1,758,215	$ 7,640,988	$(1,573,294)	$ 15,448,200	
Net Loss before cumulative effect of a change in accounting principle				(5,894,364)	$(5,894,364)
Cumulative effect – prior years accounting for embedded options			311,211	(311,211)	---
Net unrealized depreciation of available-for-sale securities			3,019,188		3,019,188
Comprehensive loss					$(2,875,176)
Common stock repurchases	(41,400)	(355,050)			
Balance at December 31, 2001	$1,716,815	$7,285,938	$1,757,105	$9,242,625	
Net Loss				(2,572,060)	$(2,572,060)
Net unrealized appreciation of available-for-sale securities			466,654		466,654
Comprehensive loss					$(2,105,406)
Common stock repurchases	(29,987)	(109,458)			
Balance at December 31, 2002	$1,686,828	$7,176,480	$2,223,759	$6,670,565	
Net Income				711,822	$711,822
Net unrealized appreciation of available-for-sale securities			2,371,714		2,371,714
Comprehensive gain					$3,083,536
Common stock repurchases	(1,600)	(6,159)			
Balance at December 31, 2003	$1,685,228	$7,170,321	$4,595,473	$7,382,387	

See Notes to Consolidated Financial Statements.

Citizens Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

Year Ended December 31	2003	2002	2001
Cash Flows from Operations:			
Net income (loss)	$ 711,822	$ (2,572,060)	$ (6,205,575)
Adjustments reconciling to cash from operations:			
Increase in benefit reserves	6,739,457	13,296,995	5,979,218
Increase (decrease) in claim liabilities	(133,946)	354,839	(374,591)
(Increase) decrease in reinsurance recoverable	52,034	(130,576)	(68,933)
Interest credited on policyholder deposits	695,517	781,762	734,687
Provision for amortization and depreciation, net of deferrals	237,832	(393,958)	(735,061)
Amortization of premium and accretion of discount on securities purchased, net	75,056	26,712	(138,180)
Net realized investment (gains) losses	(1,977,635)	2,469,768	7,911,829
(Increase) decrease in accrued investment income	(355,740)	60,514	(62,060)
Change in other assets and liabilities	(169,252)	468,709	(391,533)
Deferred income tax expense (benefit)	365,764	(413,000)	923,000
(Increase) decrease in federal income taxes receivable	(171,518)	2,604,775	(1,490,431)
Cumulative effect – change in accounting principle	---	---	311,211
Net Cash provided by Operations	6,069,391	16,554,480	6,393,581
Cash Flows from Investment Activities:			
Securities available-for-sale:			
Purchases – fixed maturities	(75,888,126)	(69,026,797)	(18,440,196)
Purchases – equity securities	(14,662,490)	(13,333,227)	(13,909,021)
Sales and maturities – fixed maturities	72,708,562	43,724,194	13,210,562
Sales – equity securities	15,551,998	10,922,498	13,829,235
Investment management and brokerage account fees	---	(48,716)	(177,786)
Short-term investments sold (acquired), net	---	19,811	(41,813)
Additions to real estate	(26,529)	---	(154,262)
Additions to property and equipment, net	(70,025)	(31,908)	(40,392)
Other investing activities, net	(231,417)	(102,479)	168,763
Net Cash used in Investment Activities	(2,618,027)	(27,876,624)	(5,554,910)
Cash Flows from Financing Activities:			
Policyholder deposits	68,022	741,863	1,006,892
Policyholder withdrawals	(976,069)	(1,698,063)	(2,205,095)
Proceeds from additional borrowings- related party	1,000,000	2,000,000	---
Payments on notes payable – bank	(1,645,833)	(1,316,666)	(904,166)
Repurchase of common stock	(7,759)	(139,445)	(396,450)
Net Cash used in Financing Activities	(1,561,639)	(412,311)	(2,498,819)
Net Increase (Decrease) in Cash and Cash Equivalents	1,889,725	(11,734,455)	(1,660,148)
Cash and Cash Equivalents at Beginning of Period	6,699,171	18,433,626	20,093,774
Cash and Cash Equivalents at End of Period	$ 8,588,896	$ 6,699,171	$ 18,433,626

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation. The accompanying consolidated financial statements include the accounts of Citizens Financial Corporation and its wholly owned subsidiaries: Citizens Security Life Insurance Company ("Citizens Security"), United Liberty Life Insurance Company ("United Liberty"), Citizens Insurance Company ("Citizens Insurance"), and Corporate Realty Service, Inc. ("Corporate Realty"). These entities are collectively hereinafter referred to as the "Company." United Liberty, and (effective January 31, 2001) Citizens Insurance, are also wholly owned subsidiaries of Citizens Security. All significant intercompany accounts and transactions are eliminated in consolidation. Certain balances in prior years have been reclassified to conform to current year classifications.

Nature of Operations. The Company engages primarily in the business of life insurance, annuities and accident and health insurance through Citizens Security and United Liberty ("the Life Insurance Subsidiaries"). The Life Insurance Subsidiaries offer life, fixed-rate annuity and accident and health insurance products to individuals and groups through independent agents. Citizens Insurance was acquired during 1999 (see Note 2) and is licensed as a property and casualty insurer in six states. The Company is planning to offer home service fire and casualty insurance coverage; however, Citizens Insurance currently has no business inforce. Corporate Realty manages the Company's real estate along with two other properties affiliated with the Company's Chairman.

The individual life insurance products currently offered by the Life Insurance Subsidiaries consist of traditional whole life insurance and universal life insurance policies. Citizens Security also sells group life and accidental death and dismemberment policies. The fixed-rate annuity products offered by Citizens Security consist of flexible premium deferred annuities, life policy annuity riders, and single premium deferred annuities. Citizens Security's individual accident and health insurance products provide coverage for monthly income during periods of hospitalization, scheduled reimbursement for specific hospital and surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment, while the group accident and health products provide coverage for short and long-term disability, income protection and dental procedures.

Citizens Security is licensed to sell products in the District of Columbia and 20 states primarily located in the South and Southeast. United Liberty is licensed to sell products in 22 states primarily located in the South, Midwest, and West. United Liberty's ongoing sales efforts are focused primarily in nine states where Citizens Security is not licensed.

The Life Insurance Subsidiaries market their portfolio of products through the personal producing general agent distribution system and presently have approximately 3,200 sales representatives. Many of these also represent other insurance carriers. Approximately 500 of the agents specialize in the home service market while approximately 600 are Preneed representatives who market through funeral homes. These markets consist primarily of individuals who desire whole life policies with policy limits typically below $10,000.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments. The Company classifies fixed maturities and equity securities as "available-for-sale". Available-for-sale securities are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of applicable deferred taxes and adjustments to related deferred policy acquisition costs. Mark-to-market accounting is used for equity options embedded in convertible bonds and all other derivatives. Changes in the fair value of derivatives are reported currently as realized gains or losses.

Cash equivalents include investments with contractual maturity dates within three months at the time of purchase.

We periodically evaluate whether the declines in fair value of our investments are other-than-temporary. Our evaluation consists of a review of qualitative and quantitative factors, including analysis of the Company's competitive position in its markets, deterioration in the financial condition of the issuer, downgrades of the security by a rating agency, and other publicly available issuer-specific news or general market conditions. For investments in companies with no quoted market price, we consider similar qualitative and quantitative factors and also take into account the cost of the investment, the type of investment, subsequent purchases of the same or similar investments, the current financial position and operating results of the company invested in, and such other factors as may be relevant. Declines in fair values of securities deemed to be other-than-temporary are included in net income as realized investment losses. Determining what constitutes an other-than-temporary decline involves significant judgment. Declines in fair value below cost not considered other-than-temporary in the current period could be considered other-than-temporary in a future period and reduce earnings to the extent of the write-down.

For purposes of computing realized gains and losses on fixed maturities and equity securities sold, the carrying value is determined using the specific-identification method. Mortgage loans and policy loans are carried at unpaid balances. Investment real estate is carried at depreciated cost. Short-term investments, which consist of certificates of deposit, are carried at cost which approximates fair value. Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase and are also carried at cost which approximates fair value.

Deferred Policy Acquisition Costs. Commissions and other policy acquisition costs which vary with, and are primarily related to, the production of new insurance contracts are deferred, to the extent recoverable from future policy revenues and gross profits, and amortized over the life of the related contracts. See Premiums, Benefits and Expenses regarding amortization methods.

Property and Equipment. Property and equipment, including the home office building, are carried at cost less accumulated depreciation, using principally the straight-line method of depreciation. Accumulated depreciation at December 31, 2003 was $2,661,266 ($2,361,180 at December 31, 2002).

Goodwill and Value of Insurance Acquired. Goodwill represents the excess of purchase price of purchased subsidiaries, over amounts assigned (based on estimated fair values at the date of acquisition) to the identifiable net assets acquired. Effective January 1, 2002, the Company discontinued amortizing goodwill and began testing for potential impairment of goodwill on an annual basis. Prior to 2002, the Company amortized goodwill over 10 to 20 years using the straight-line method. At December 31, 2003 and 2002, accumulated amortization was $412,861.

Value of insurance acquired is recorded for the estimated value assigned to the insurance in force of the purchased subsidiaries at the dates of acquisition. The assigned value is amortized over the expected remaining life of the insurance in force using methods consistent with that used for amortization of policy acquisition costs (as described under Premiums, Benefits and Expenses). At December 31, 2003, accumulated amortization was $6,176,765 ($5,678,772 at December 31, 2002).

Benefit Reserves and Policyholder Deposits. Traditional life and accident and health insurance products include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole-life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Reserves on such policies are based on assumed investment yields which range from 6% to 7%. Reserves on traditional life and accident and health insurance products are determined using the net level premium method based on future investment yields, mortality, withdrawals, and other assumptions, including dividends on participating policies. Such assumptions are based on past experience and include provisions for possible unfavorable deviation.

Benefit reserves and policyholder contract deposits on universal life, other interest-sensitive life products and investment-type products are determined using the retrospective deposit method and consist of policy account balances, before deducting surrender charges, which accrue to the benefit of the policyholder.

Participating insurance business constituted approximately 6% of ordinary life insurance inforce at December 31, 2003, 2002 and 2001, and 1%, 1%, and 4% of annualized ordinary life premium inforce at December 31, 2003, 2002, and 2001, respectively. Participating dividends are determined at the discretion of the Board of Directors.

Reserves on insurance policies acquired by purchase are based on assumptions considered appropriate as of the date of purchase. Assumed investment yields for such acquired policies range from 5.5% to 9.0%.

Premiums, Benefits and Expenses. Premiums for traditional individual life (including Preneed) and accident and health policies are reported as earned when due. Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes and expenses (except those deferred) are charged to expense as incurred. Deferred policy acquisition costs related to traditional life and accident and health policies are charged to expense over the life of the policy using methods and assumptions consistent with those used in estimating liabilities for future policy benefits. In determining whether a premium deficiency exists on short-duration policies, management does not give consideration to investment income.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance, policy initiation, administrative surrender fees and investment income. Expenses include interest credited to policy account balances, incurred administrative expenses and benefit payments in excess of policy account balances. Deferred policy acquisition costs related to universal life and investment-type products are amortized in relation to the incidence of expected gross profits over the life of the policies. Expected gross profits are reviewed at each reporting period, and to the extent actual experience varies from that previously assumed, the effects of such variances are recorded in the current period.

Liabilities for Policy Claims. Policy claim liabilities are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposures. These liabilities are closely monitored and adjustments for changes in experience are made in the period identified.

Federal Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

Earnings Per Share. Basic earnings per share amounts are based on the weighted average number of common shares outstanding during the year.

Note 2--ACQUISITIONS

On July 7, 2000, the Company acquired, through an assumption reinsurance agreement, 100% of the inforce business of National Affiliated Investors Life Insurance Company ("NAIL") for a net cash purchase price of approximately $355,000. The acquisition was coordinated through the National Organization of Life and Health Guaranty Associations. The acquired business consisted primarily of individual life insurance with policy reserves and annual premium of approximately $3,500,000 and $300,000, respectively.

On October 14, 1999, the Company acquired 100% of the stock of Citizens Insurance (formerly Kentucky Insurance Company) from an unaffiliated insurance holding company (the "Citizens Insurance Acquisition"). Citizens Insurance is licensed as a property and casualty insurance company in six states and has approximately $3.6 million of statutory capital and surplus; however, it currently has no insurance operations. The aggregate purchase price for the Citizens Insurance Acquisition was approximately $3,550,000 (including net costs associated with the acquisition of approximately $50,000).

Note 3--INVESTMENTS

The cost and fair value of investments in fixed maturities and equity securities are shown below. The cost amounts are adjusted for amortization of premium and accretion of discount on fixed maturities and for write-downs of securities whose decline in value is believed to be other-than-temporary. The table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

2003		Gross	Gross Unrealized Losses		
Available-for-sale securities:	Amortized Cost	Unrealized Gains	Less Than 12 Months	Greater Than 12 Months	Fair Value
US Government Obligations	$ 18,407,667	$ 656,420	$ 35,345	$ ---	$ 19,028,742
State and Political Subdivisions	500,000	23,705	---	---	523,705
Corporate Bonds	74,952,735	3,109,890	273,473	---	77,789,152
Mortgage-Backed Securities	10,907,991	432,383	41,711	---	11,298,663
Total Fixed Maturity Securities	104,768,393	4,222,398	350,529	---	108,640,262
Equity Securities	8,061,783	3,455,279	179,243	855	11,336,964
Total	$112,830,176	$ 7,677,677	$ 529,772	$ 855	$119,977,226

2002		Gross	Gross	
Available-for-sale securities:	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Government Obligations	$ 38,940,067	$ 1,241,430	$ 7,864	$ 40,173,633
State and Political Subdivisions	500,000	---	---	500,000
Corporate Bonds	51,650,022	1,876,778	683,232	52,843,568
Mortgage-Backed Securities	10,071,085	371,403	5,874	10,436,614
Total Fixed Maturity Securities	101,161,174	3,489,611	696,970	103,953,815
Equity Securities	7,108,735	845,055	191,898	7,761,892
Total	$108,269,909	$ 4,334,666	$ 888,868	$111,715,707

When a security is placed on the watch list, it is monitored for further market value changes and additional news related to the insurer's financial condition. The focus is on objective evidence that may influence the evaluation of impairment factors.

The decision to impair a security incorporates both quantitative criteria and qualitative information. The Company considers a number of factors including, but not limited to: (a) the length of time and the extent to which the fair value has been less than book value, (b) the financial condition and near term prospects of the issuer, (c) the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in value, (d) whether the debtor is current on interest and principal payments and (e) general market conditions and industry or sector specific factors.

The Company's decision to impair a security is primarily based on whether the security's fair value is likely to remain significantly below its book value in light of all of the factors considered. For securities that are impaired, the security is adjusted to fair value and the resulting losses are recognized in realized gains/losses in the Consolidated Statements of Operations.

Investments that are impaired at December 31, 2003 for which an other-than-temporary impairment has not been recognized consist mainly of corporate bond issues. The impairment of these securities have been deemed as temporary due to the assigned rating and the typical fluctuations of these particular securities in the marketplace. The aggregated unrealized loss at December 31, 2003 is approximately 2% of the amortized cost of these securities. There are a total of 29 securities held that are considered temporarily impaired, three of which have been impaired for twelve months or longer. Only one of those impaired twelve months or longer at December 31, 2003 remained impaired at February 29, 2004.

The fair values for investments in fixed maturities and equity securities are based on quoted market prices, where available. For investments in fixed maturities and equity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

The annual change in net unrealized investment appreciation or depreciation, at December 31, 2003, 2002 and 2001, and the amount of net realized investment gain or loss included in net income for the respective years then ended are shown below. The 2002 change in net unrealized appreciation for fixed maturities shown below is after recognizing the January 1, 2001 pretax transition adjustment of approximately $471,532, as described in Note 16.

Year Ended December 31	2003	2002	2001
Fixed maturities:			
Change in net unrealized appreciation	$ 1,079,228	$ 1,130,402	$ 2,303,205
Net realized gain (loss)	$ 67,903	$ (228,710)	$(1,260,092)
Equity securities:			
Change in net unrealized appreciation	$ 2,622,024	$ (408,399)	$ 2,160,985
Net realized gain (loss)	$ 1,909,732	$(2,241,058)	$(6,651,737)

The amortized cost and fair value of investments in fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities for investments in fixed maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without prepayment penalties.

December 31, 2003	Amortized Cost	Fair Value
Due in one year or less	$ 4,377,898	$ 4,518,538
Due after one year through five years	23,822,057	25,356,363
Due after five years through ten years	39,157,343	40,477,050
Due after ten years	26,503,104	26,989,648
Subtotal	93,860,402	97,341,599
Mortgage-backed securities	10,907,991	11,298,663
Total	$ 104,768,393	$ 108,640,262

Gross gains of $747,764, $555,169, and $463,679 and gross losses of $679,861, $819,705, and $1,778,519 were realized on the sale of available-for-sale fixed maturities during 2003, 2002, and 2001, respectively. Included in gross realized losses during 2003, 2002, and 2001 are net adjustments to the carrying value of available-for-sale fixed maturities of $83,000, $501,399, and $739,000 respectively, relating to declines in value which were considered by management to be other than temporary. Net realized gains from the sale of fixed maturities have been increased by $33,393, $35,826, and $63,492 in 2003, 2002, and 2001 respectively, due to amortization of deferred policy acquisition costs. In addition, net realized gains from the sale of fixed maturities have been reduced by $309,323 and $8,744 in 2003 and 2001, respectively, for incentive fees earned by the portfolio manager.

Gross gains of $2,652,205, $1,814,053, and $1,378,585 and gross losses of $757,038, $4,093,424, and $8,245,943 were realized on the sale of available-for-sale equity securities during 2003, 2002 and 2001. Included in gross realized losses during 2003, 2002, and 2001 are adjustments to the carrying value of available-for-sale equity securities of $51,600, $753,953, and $1,533,000 respectively, relating to declines in value which were considered by management to be other than temporary. Net realized gains from the sale of equity securities have been increased by $42,130, $47,936, and $252,534 in 2003, 2002, and 2001 respectively, due to amortization of deferred policy acquisition costs. In addition, net realized gains from the sale of available-for-sale equity securities have been reduced by $7,769, $9,623, and $36,913 in 2003, 2002, and 2001, respectively, for incentive and management fees earned by the portfolio manager.

Net unrealized appreciation of available-for-sale securities is summarized as follows:

December 31	2003	2002
Net appreciation on available-for-sale:		
Fixed maturities	$3,871,869	$2,792,641
Equity securities	3,275,181	653,157
Adjustment of deferred policy acquisition costs	(184,213)	(76,468)
Deferred income taxes	(2,367,364)	(1,145,571)
Net unrealized appreciation	$4,595,473	$2,223,759

Investment management services were provided during these periods by a firm affiliated with certain board members and shareholders of the Company – see Note 15 - Related Party Transactions.

Major categories of investment income are summarized as follows:

Year Ended December 31	2003	2002	2001
Fixed maturities	$ 5,359,822	$ 4,985,779	$ 4,785,712
Equity securities	325,847	269,695	284,922
Investment real estate	129,051	223,822	239,762
Mortgage loans on real estate	---	9,328	14,033
Policy loans	270,648	254,693	258,135
Short-term investments and other	59,902	216,602	1,014,971
Subtotal	6,145,270	5,959,919	6,597,535
Investment expense	(235,574)	(294,323)	(323,392)
Net investment income	$ 5,909,696	$ 5,665,596	$ 6,274,143

The decrease in investment real estate is principally related to a increased vacancy rate attributable to two large tenants vacating the Company's office building.

The Company limits credit risk by diversifying its investment portfolio among government and corporate fixed maturities and common and preferred equity securities. It further diversifies these investment portfolios within industry sectors. As a result, management believes that significant concentrations of credit risk do not exist. The following is the only investment (other than the U.S. Governments) comprising more than ten percent of shareholders' equity at December 31, 2003: Wyeth ($2,554,039). At December 31, 2003, the Company had no investments which had not been income producing for a period of at least twelve months prior to year-end and had approximately $377,000 of fixed maturity securities on non-accrual status at December 31, 2003.

The following table is a reconciliation of the net unrealized gain (loss) arising during the period and the change in net unrealized gains (losses) as reported on the accompanying statements of shareholders' equity.

Year Ended	Pretax Amount	Tax Expense	Net-of-Tax Amount
December 31, 2003:			
Unrealized gain	$ 5,571,141	$ 1,894,188	$ 3,676,953
Less: Reclassification adjustment for gains realized in net income	1,977,635	672,396	1,305,239
Change in net unrealized gain	$ 3,593,506	$ 1,221,792	$ 2,371,714
December 31, 2002:			
Unrealized loss	$(1,762,718)	$ (599,325)	$(1,163,393)
Less: Reclassification adjustment for losses realized in net income	(2,469,768)	(839,721)	(1,630,047)
Change in net unrealized gain	$ 707,050	$ 240,396	$ 466,654

As an income generation strategy, the Company takes certain option positions, generally on equity securities or related market indices and on equity options embedded in convertible bonds. Although such positions may be covered by actual securities owned or offsetting options, hedge accounting is not used. Accordingly, all such positions are marked to market and changes in value reported as realized gains or losses. During 2003, option purchases totaled approximately $236,000 and related net realized gains totaled approximately $315,000. At December 31, 2003 net option positions outstanding had a market value of $38,000, with an associated 2003 realized gain recorded of $69,000.

Pursuant to requirements of certain state insurance departments, the Company has investments with a carrying value of $53,415,122, at December 31, 2003, placed on deposit at various financial institutions which are restricted from withdrawal without prior regulatory approval.

The Company owns the building and land, which it currently occupies. At both December 31, 2003 and 2002, the Company occupied approximately 31% of the building with the remaining space leased or available for lease to third-party tenants. The accompanying financial statements reflect the proportionate Company occupied share of the building and related operating expense as property and equipment and general expense, respectively. The remaining portion is reflected as investment real estate and as a reduction of investment income, respectively. Accumulated depreciation at December 31, 2003 and 2002 on the investment real estate portion of the building was $1,264,688 and $1,153,634, respectively.

The Company leases office space to third-party tenants under noncancellable lease agreements. Future minimum rental income is $476,000, $354,000, $140,000, $48,000 and $35,000 for years 2004 through 2008, respectively.

Note 4--VALUE OF INSURANCE ACQUIRED

The value of insurance acquired is an asset which represents the present value of future profits on business acquired, using interest rates of 6.6% to 9%. Balances outstanding relate primarily to the purchase of United Liberty, two additional companies which have been merged into Citizens Security (Integrity National Life Insurance Company and Old South Life Insurance Company) and NAIL. An analysis of the value of insurance acquired for the year's ended December 31, 2003, 2002 and 2001 is as follows:

Year Ended December 31	2003	2002	2001
Balance at beginning of year	$3,617,602	$4,177,907	$4,884,680
Accretion of interest	228,380	253,996	296,964
Amortization	(726,373)	(814,301)	(1,003,737)
Balance at end of year	$3,119,609	$3,617,602	$4,177,907

Amortization of the value of insurance acquired (net of interest accretion) in each of the following five years will be approximately: 2004 - $483,000; 2005 - $447,000; 2006 - $392,000, 2007-$353,000 and 2008 - $322,000.

Note 5--DEBT

Debt consists of the following:

December 31	2003	2002
Commercial bank, due 2007	$ 4,133,335	$ 5,779,168
Related party, due 2007	3,000,000	2,000,000
Total	$ 7,133,335	$7,779,168

The Company's outstanding commercial bank borrowings relate primarily to various insurance company acquisitions. Interest is payable quarterly at the lower of the bank's prime lending rate or the one month LIBOR rate plus 2.75%. Scheduled principal installments are due as follows: 2004 - $1,316,667; 2005 and 2006 - $1,416,666; and 2007 - $312,502. However, the loan agreement for the bank notes contains covenants regarding asset acquisitions, shareholder equity and dividends, and maintenance of a debt to earnings ratio. During 2003 and 2002, the Company did not comply with a loan covenant (debt to earnings ratio) on this debt and received a waiver of such violation through December 31, 2003. For the quarter ended September 30, 2003, the Company did not meet one of its bank debt covenants (debt to earnings ratio), however the lender has waived this violation. In return for the waiver the Company's Chairman agreed to personally guarantee the outstanding bank debt. However, since the Company is not assured of meeting this covenant throughout 2004, the full balance of $4,133,335 can be considered payable within one year. Although the Company does not expect the full balance to be called during 2004, it believes such an obligation could be met through a refinancing arrangement or sale of selected assets or a block of insurance business. Regarding the currently scheduled debt repayments, the Company believes its available funds will be adequate to service 2004 debt obligations. In addition, the Company's Chairman has expressed potential willingness to loan the Company an additional $2,000,000 if necessary, which management believes will service debt obligations through the majority of 2006. The Company has pledged the issued and outstanding common and preferred stock of Citizens Security as collateral for the commercial bank notes.

Due to losses during the past three years and the adverse impact of the low interest rate environment on operating results, the Company borrowed $2,000,000 from its Chairman in 2002 to strengthen the statutory capital position of its principal insurance subsidiary. The Company borrowed an additional $1,000,000 from its chairman in 2003 for general operating capital. Borrowings from the Company's Chairman is considered current debt due to a 90 call provision in the loan agreement Interest on the debt is payable quarterly by the Company at an annual rate equal to the greater of 6.00% or the prime lending rate plus 1%. The outstanding principal is callable upon 90 days notice or otherwise due on June 30, 2005, except however, under terms of a subordination agreement between the Chairman and the Company's commercial bank, repayment is prohibited until all outstanding commercial bank borrowings are repaid.

Cash paid for interest on debt was $431,071, $412,719, and $635,594, during 2003, 2002 and 2001, respectively.

Note 6--EARNINGS AND DIVIDENDS PER SHARE

The following table sets forth the computation of earnings (losses) per share. No dividends were paid or accrued for 2003, 2002, or 2001.

December 31	2003	2002	2001
Numerators:			
Income (Loss) before cumulative effect of a change in Accounting principle	$711,822	$(2,572,060)	$(5,894,364)
Cumulative effect of a change in accounting principle	---	---	(311,211)
Net Income (Loss)	$711,822	$(2,572,060)	$(6,205,575)
Denominator:			
Weighted average common shares	1,685,390	1,711,627	1,740,360
Earnings (Loss) Per Share:			
Income (Loss) before cumulative effect of a change in accounting principle	$.42	$(1.50)	$(3.39)
Cumulative effect of a change in accounting principle	---	---	(0.18)
Net Income (Loss)	$.42	$(1.50)	$(3.57)

Note 7--INCOME TAXES

Income taxes consist of the following:

December 31	2003	2002	2001
Current tax benefit	$(436,000)	$(344,000)	$(3,013,000)
Deferred tax expense (benefit)	$ 366,000	(413,000)	923,000
Income tax benefit	$ (70,000)	$(757,000)	$(2,090,000)

Tax expense includes a current state and local income tax provision (benefit) of $0, $(36,000), and $(230,000), in 2003, 2002, and 2001 respectively. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows:

December 31	2003	2002
Deferred Tax Liabilities:		
Value of insurance acquired	$ 931,823	$ 1,229,985
Deferred policy acquisition costs	2,129,436	1,922,754
Net unrealized gains on available-for-sale securities	2,367,364	1,145,571
Other	607,655	635,594
Total deferred tax liabilities	6,033,278	4,933,904
Deferred Tax Assets:		
Policy and contract reserves	3,471,931	3,343,789
Fixed maturities and equity securities	240,412	912,329
Real estate	548,668	548,668
Alternative minimum tax credit carryforwards	62,996	201,918
Net operating and capital loss carryforwards	523,661	707,298
Other	165,070	256,767
Total deferred tax assets	5,012,738	5,970,769
Valuation allowance for deferred tax assets	(949,310)	(1,374,497)
Net deferred tax assets	4,063,428	4,596,272
Net deferred tax assets (liabilities)	$ (1,969,850)	$ (337,632)

The following is a reconciliation of income tax expense at the federal statutory rate, to the tax at the Company's effective income tax rate:

December 31	2003	2002	2001
Tax at the statutory rate	$ 218,000	$ (1,132,000)	$ (2,714,700)
Change in valuation allowance	(411,000)	314,000	(358,500)
Small life deduction	---	106,000	1,141,100
State and local income tax	---	(36,000)	(165,200)
Surtax exemption and other	131,000	(2,000)	24,000
Dividend exclusion	(8,000)	(7,000)	(16,700)
Tax at the effective rate	$ (70,000)	$ (757,000)	$ (2,090,000)

Income taxes paid (refunded) in 2003, 2002, and 2001 were $(324,000), $(3,065,000), and $(1,293,000), respectively. The Company has $1,599,000 of net operating loss carryforwards and $1,752,000 of capital loss carryforwards, which expire in years 2017 and 2008. The change in the valuation allowance is due principally to the limitation in the recovery of prior year taxes at the full statutory rate.

Under the tax law in effect prior to 1984, a portion of income of Citizens Security was not taxed when earned. It was accumulated in a tax account known as policyholders' surplus. Under the provisions of the Deficit Reduction Act of 1984, policyholders' surplus accounts were frozen at their December 31, 1983 balance of $859,000 for Citizens Security on a merged basis. Distributions from the policyholders' surplus would be subject to income tax. At December 31, 2003, Citizens Security could have paid additional dividends of approximately $22,400,000 before paying tax on any part of its policyholders' surplus accounts. No provision has been made for the related deferred income taxes which total $292,000, based on current tax rates as of December 31, 2003.

Note 8--STATUTORY ACCOUNTING PRACTICES AND SHAREHOLDERS' EQUITY

The Insurance Subsidiaries are domiciled in Kentucky and prepare their statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the Kentucky Office of Insurance ("KOI"). "Prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. Effective January 1, 2001, the NAIC revised its Accounting Practices and Procedures Manual in a process referred to as Codification. The KOI has adopted the revised manual, which has changed, to some extent, prescribed statutory accounting practices which the Insurance Subsidiaries use to prepare their statutory-basis financial statements. The primary statutory changes affecting the Insurance Subsidiaries are, establishment of deferred income taxes, recognizing as realized losses securities impairments considered other than temporary, recording an allocable share of the Company's accrued employee benefit obligations, and revision of the statutory equity method of accounting which now precludes a parent insurer from recording as income, its share of undistributed subsidiary earnings. Effective January 1, 2001, the Insurance Subsidiaries recorded a net deferred tax benefit from Codification of $1,750,000, partially offset by approximately $228,000 of accrued employee benefit obligations.

Statutory-basis net income and capital and surplus for the Company's combined insurance operations, for the three years ended December 31, 2003 are shown below. These amounts are combined totals for Citizens Security, United Liberty, and Citizens Insurance, with adjustments to eliminate intercompany holdings and activity.

December 31	2003	2002	2001
Net Income (Loss)	$ 1,182,848	$ (1,663,236)	$ (3,762,603)
Capital and Surplus	$ 11,128,657	$ 9,903,639	$ 9,687,289

Principal differences between SAP and GAAP include: a) costs of acquiring new policies are generally deferred and amortized for GAAP; b) value of insurance inforce acquired is established as an asset for GAAP; c) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions for GAAP; d) the change in SAP deferred income taxes associated with timing differences is recorded directly to equity rather than as a component of net income as required for GAAP; e) assets and liabilities of acquired companies are adjusted to their fair values at acquisition with the excess purchase price over such fair values recorded as goodwill under GAAP; f) available-for-sale fixed maturity investments are reported at fair value with unrealized gain and losses reported as a separate component of shareholders' equity for GAAP; and g) statutory asset valuation reserves and interest maintenance reserves are not required for GAAP.

Statutory restrictions limit the amount of dividends which the insurance companies may pay. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholder's surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. During 2002, the Company purchased $2,000,000 of redeemable preferred stock from Citizens Security, as further described in Note 5. During 2001, the Company contributed the stock of Citizens Insurance and $150,000 to Citizens Security. The statutory value of the contributed Citizens Insurance stock was $3,540,555. Citizens Security contributed the $150,000 received from the Company to Citizens Insurance. During 2000, with appropriate prior regulatory approval, Citizens Security redeemed $1,200,000 of its outstanding preferred stock from the Company. United Liberty paid dividends to Citizens Security of $54,000, $214,000, and $292,000 during 2003, 2002, and 2001 respectively and Citizens Insurance paid dividends to Citizens Security of $62,400 in 2003. The Insurance Subsidiaries must each maintain $1,250,000 of capital and surplus, the minimum required for insurance companies domiciled in Kentucky. The KOI imposes minimum risk-based capital ("RBC") requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its required authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Based on RBC computations as of December 31, 2003, the Insurance Subsidiaries each have statutory capital, which is in excess of minimum regulatory requirements.

Note 9--SEGMENT INFORMATION

The Company's operations are managed along five principal insurance product lines: Home Service Life, Broker Life, Preneed Life, Dental, and Other Health. Products in all five lines are sold through independent agency operations. Home Service Life consists primarily of traditional life insurance coverage sold in amounts of $10,000 and under to middle and lower income individuals. This distribution channel is characterized by a significant amount of agent contact with customers throughout the year. Broker Life product sales consist primarily of simplified issue and graded-benefit policies in amounts of $10,000 and under. Other products in this segment which are not aggressively marketed include: group life, universal life, annuities and participating life coverages. Preneed Life products are sold to individuals in connection with prearrangement of their funeral and include single premium and multi-pay policies with coverages generally in amounts of $10,000 and less. These policies are generally sold to older individuals at increased premium rates. Dental products are term coverages generally sold to small and intermediate size employer groups. Other Health products include various accident and health coverages sold to individuals and employer groups.

Segment information as of December 31, 2003, 2002 and 2001, and for the years then ended is as follows:

December 31	2003	2002	2001
Revenue:			
Home Service Life	$ 9,147,813	$ 9,260,097	$ 9,290,120
Broker Life	6,019,952	5,964,089	6,497,286
Preneed Life	14,780,938	19,706,136	9,974,405
Dental	8,417,118	8,209,257	8,025,375
Other Health	1,381,981	1,432,607	1,487,562
Segment Totals	39,747,802	44,572,186	35,274,748
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Total Revenue	$ 41,725,437	$ 42,102,418	$ 27,362,919

Below are the net investment income amounts which are included in the revenue totals above.

Year Ended December 31	2003	2002	2001
Net Investment Income:			
Home Service Life	$ 1,784,285	$ 1,790,949	$ 2,053,995
Broker Life	2,403,352	2,178,667	2,579,117
Preneed Life	1,605,477	1,592,356	1,514,638
Dental	30,071	24,896	35,312
Other Health	86,511	78,728	91,081
Segment Totals	$ 5,909,696	$ 5,665,596	$ 6,274,143

The Company evaluates performance based on several factors, of which the primary financial measure is segment profit. Segment profit represents pretax earnings, determined in accordance with the accounting policies described in Note 1, except net realized investment gains and interest expense are excluded. A significant portion of the Company's realized investment gains and losses are generated from investments in equity securities.

Year Ended December 31	2003	2002	2001
Segment Profit (Loss):			
Home Service Life	$ 75,520	$275,809	$ 382,723
Broker Life	(121,851)	(265,488)	74,960
Preneed Life	(955,227)	(670,349)	(264,488)
Dental	230,289	297,740	256,385
Other Health	(201,385)	(191,289)	10,847
Segment Totals	(972,654)	(553,577)	460,427
Net realized investment gains (losses)	1,977,635	(2,469,768)	(7,911,829)
Interest expense	363,273	305,715	532,962
Income (Loss) before income tax and cumulative effect of a change in accounting principle	$ 641,708	$ (3,329,060)	$ (7,984,364)

Depreciation and amortization amounts below consist of amortization of the value of insurance acquired, deferred policy acquisition costs and goodwill, along with depreciation expense.

December 31	2003	2002	2001
Depreciation and Amortization:			
Home Service Life	$ 661,301	$ 750,811	$ 873,529
Broker Life	682,276	482,049	678,446
Preneed Life	673,426	983,848	779,199
Dental	61,304	61,480	68,866
Other Health	31,658	40,650	41,939
Segment Totals	$ 2,109,965	$ 2,318,838	$ 2,441,979

Segment asset totals are determined based on policy liabilities outstanding in each segment.

December 31	2003	2002	2001
Assets:			
Home Service Life	$ 41,312,914	$ 45,219,971	$ 44,818,038
Broker Life	54,585,019	53,874,949	54,954,194
Preneed Life	60,100,723	46,739,831	34,138,535
Dental	930,279	660,334	726,728
Other Health	1,951,397	1,946,447	1,959,588
Total Assets	$158,880,332	$148,441,532	$136,597,083

Note 10--QUARTERLY FINANCIAL DATA (Unaudited)

Below is selected consolidated quarterly financial data for each of the two years ended December 31, 2003.

Year 2003 – Quarter	**1**	**2**	**3**	**4**
Segment Revenue	$ 10,407,982	$ 10,246,444	$ 10,099,329	$ 8,994,047
Investment gains (losses), net	(276,163)	111,435	925,557	1,216,806
Total Revenue	10,131,819	10,357,879	11,024,886	10,210,853
Segment Profit (Loss)	(37,947)	(401,774)	(562,614)	29,681
Investment gains (losses), net	(276,163)	111,435	925,557	1,216,806
Interest expense	92,208	97,401	90,068	83,596
Income tax expense (benefit)	(73,000)	(68,000)	20,000	50,886
Net Income (Loss)	$ (333,318)	$ (319,740)	$ 252,875	$ 1,112,005
Net Income (Loss) Per Share	$ (.20)	$ (.19)	$ .15	$ .66

Due to an upturn in the securities market, the Company realized significant increases in realized capital gains in the 3rd and 4th quarters of 2003.

Year 2002 – Quarter	**1**	**2**	**3**	**4**
Segment Revenue	$ 9,776,888	$ 11,018,089	$ 12,427,634	$ 11,349,575
Investment gains (losses), net	(328,401)	(1,468,150)	(701,218)	28,001
Total Revenue	9,448,487	9,549,939	11,726,416	11,377,576
Segment Profit (Loss)	(57,314)	(646,672)	90,388	60,021
Investment gains (losses), net	(328,401)	(1,468,150)	(701,218)	28,001
Interest expense	81,228	78,176	74,649	71,662
Income tax (benefit)	(70,000)	(345,000)	(213,000)	(129,000)
Net Income (Loss)	$ (396,943)	$ (1,847,998)	$ (472,479)	$ 145,360
Net Income (Loss) Per Share	$ (.23)	$ (1.08)	$ (0.27)	$ 0.08

Upon review for impaired securities, the Company recognized $1.1 million in other-than-temporary market declines during the 2nd quarter of 2002.

Note 11--REINSURANCE

The Company currently follows the general practice of reinsuring that portion of risk on the life of any individual which is in excess of $40,000 for individual policies (under yearly renewable term and coinsurance agreements) and $15,000 for group policies (under a group yearly renewable term agreement). Graded death benefit and simplified issue coverages above $4,000 are generally 50% reinsured, with the Life Insurance Subsidiaries maintaining a maximum $10,000 risk on any one policyholder. Individual and group accidental death coverage and a minor portion of cancer coverage are 100% reinsured. To the extent that reinsuring companies are unable to meet obligations under reinsurance agreements, the Company would remain liable. Reinsurance premiums, expenses, recoveries and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Note 12--CONTINGENCIES

United Liberty, which the Company acquired in 1998, is defending an action in an Ohio state court brought by two policyholders. The Complaint refers to a particular class of life insurance policies that United Liberty issued over a period of years ending around 1971. It alleges that United Liberty's dividend payments on these policies from 1993 through 1999 were less than the required amount. It does not specify the amount of the alleged underpayment but implies a maximum of about $850,000. The plaintiffs also allege that United Liberty is liable to pay punitive damages, also in an unspecified amount, for breach of an implied covenant of good faith and fair dealing to the plaintiffs in relation to the dividends. The action has been certified as a class action on behalf of all policyholders who were Ohio residents and whose policies were still in force in 1993. United Liberty has denied the material allegations of the Complaint and is defending the action vigorously. Pre-trial discovery is continuing. United Liberty has filed a motion for summary judgment, which has been fully briefed and argued and awaits decision by the Court. At United Liberty's request, an initial mediation session has been completed and negotiations are continuing. As a pre-requisite for the mediation, United Liberty offered to settle the matter for payments over time, which would include attorneys' fees, and which would be contingent upon an exchange or reformation of the insurance policies currently owned by the members of the class. At this stage of the litigation, the Company is unable to determine whether an unfavorable outcome of the action is likely to occur or, alternatively, whether the chance of such an outcome is remote. Therefore, at this time, management has no basis for estimating potential losses, if any. In addition, the Company is party to other lawsuits in the normal course of business. Management believes that recorded claims liabilities are adequate to ensure that these other suits will be resolved without material financial impact to the Company.

Note 13--FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of financial instruments, and the methods used in estimating these values, are as follows:

Fixed Maturities: The fair values for fixed maturities are based on quoted market prices, where available. For those fixed maturities which are not actively traded, fair values are estimated using values obtained from independent pricing services. Available-for-sale fixed maturities are carried at fair value in the accompanying statements of financial condition. At December 31, 2003 and 2002, the fair value of available-for-sale fixed maturities was $108,640,262 and $103,953,815, respectively.

Equity Securities: The fair values for equity securities are based on quoted market prices. Equity securities are carried at fair value in the accompanying statements of financial condition. At December 31, 2003 and 2002, the fair value of equity securities was $11,336,964 and $7,761,892, respectively.

Short-Term Investments: The carrying amount of short-term investments approximates their fair value. At December 31, 2003 and 2002, the fair value of short-term investments was $642,748 and $632,381, respectively.

Cash and Cash Equivalents: The carrying amount of cash and cash equivalents approximates their fair value. At December 31, 2003 and 2002, the fair value of cash and cash equivalents was $8,588,896 and $6,699,171, respectively.

Policy Loans: The carrying amount of policy loans approximates their fair value. At December 31, 2003 and 2002, the fair value of policy loans was $4,409,301 and $4,239,128, respectively.

Investment Contracts: The carrying amount of investment-type fixed annuity contracts approximates their fair value. At December 31, 2003 and 2002, the fair value of investment-type fixed annuity contracts was $9,854,362 and $9,805,082, respectively.

Notes Payable: The carrying amounts of notes payable approximate their fair values. At December 31, 2003 and 2002, the fair value of notes payable was $7,133,335 and $7,779,168, respectively.

Note 14--BENEFIT PLANS

The Company has a 401(k) savings plan for its full-time employees. The Company contributes matching contributions at the discretion of its Board of Directors. Company expense associated with this plan totaled $62,388, $61,037, and $57,532 in 2003, 2002 and 2001, respectively.

Note 15--RELATED PARTY TRANSACTIONS

The Company has various transactions with its President and Chairman of the Board (the "Chairman") or entities he controls. Through January 31, 2004 the Chairman provided investment portfolio management for the Company and its subsidiaries through SMC Advisors, Inc. (of which the Chairman is the principal officer, a director, and the sole shareholder). The investment portfolio management contracts provide for total annual fixed fees of $45,000 and incentive compensation equal to five percent (5%) of the sum of the net realized and unrealized capital gains in the fixed maturities and equity securities portfolios of the Company during each contract year. Any excess of net realized and unrealized capital losses over net realized and unrealized capital gains at the end of a contract year is not carried forward to the next contract year. Fixed fees totaled $45,000, $45,000, and $45,000 in 2003, 2002, and 2001, respectively. Incentive fees of $309,323, $0, and $48,168 were incurred and paid for 2003, 2002, and 2001, respectively. The Company also maintains a portion of its investments under a Trust Agreement with a bank controlled by the Chairman. Fees to the bank are based on assets held. Such fees were $45,933, $100,675, and $94,199 in 2003, 2002, and 2001, respectively. The Company also manages certain commercial real estate affiliated with its Chairman. The Company charges the real estate projects management and leasing fees at market rates, which totaled $144,095, $213,070, and $174,746 during 2003, 2002, and 2001, respectively. In December 2003, the Company borrowed $1,000,000 from its Chairman, in addition to the $2,000,000 in borrowings during December 2002. Terms of the note include that interest is payable quarterly at the greater of 6% per year or the commercial bank prime lending rate plus 1%.

Note 16 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. This statement requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Currently, the Company has not designated any derivatives as hedges. Adoption of SFAS No. 133 resulted in a January 1, 2001 transition adjustment that reduced net income and increased accumulated other comprehensive income in 2001 by approximately $311,000. This adjustment consisted of a pretax total of $471,000 less a $160,000 tax benefit.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement increased the 2003 net gain and decreased the 2002 net loss approximately $96,000 ($0.06 per share). During 2003, the Company performed an impairment test of goodwill and concluded that no impairment adjustment was necessary.

Below is a *proforma* illustration of earnings adjusted to exclude goodwill amortization recorded during 2001 and 2000.

Year Ended December 31	2003	2002	2001
Net Income (Loss) excluding goodwill amortization	$ 711,822	$ (2,572,060)	$ (6,109,562)
Goodwill amortization		---	96,013
Net Income (Loss) – as reported	$ 711,822	$ (2,572,060)	$ (6,205,575)
Net Income (Loss) per Share:			
Excluding goodwill amortization	$ .42	$(1.50)	$(3.51)
As reported	$ .42	$(1.50)	$(3.57)

Total goodwill outstanding at December 31, 2003 is $756,000 with $304,000 allocable to Broker Life, $270,000 to Home Service Life and $182,000 to Preneed Life.

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and Separate Accounts." The most significant accounting implications to the Company of the SOP is amortizing DPAC over the life of deferred annuity contracts excluding the annuitization phase.

The Company will adopt the SOP effective January 1, 2004. Although interpretation of accounting for certain items covered by the SOP has not been finalized, the effect of initially adopting this SOP is not expected to be material to shareholders' equity or the trend of earnings.

In November of 2003, the Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are in an unrealized loss position at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of realized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category. The Company has adopted the disclosure requirements in these financial statements.

Schedule II – Condensed Financial Information of Registrant

Citizens Financial Corporation
(Parent Company Only)
Condensed Balance Sheets

December 31	2003	2002
Assets:		
Cash and cash equivalents	$ 963,564	$ 1,166,107
Equity securities available-for-sale (cost of $847,491 and $1,531,555 in 2003 and 2002, respectively)	1,166,452	1,532,829
Fixed maturity securities available-for-sale (amortized cost of $23,345 in 2003 and $101,750 in 2002)	104,901	122,750
Investments in subsidiaries*	24,484,415	20,966,393
Furniture and equipment	1,214,615	1,296,421
Intercompany receivable*	799,366	634,435
Current and deferred federal income tax	---	255,546
Other assets	31,449	38,459
Total Assets	$ 28,764,762	$ 26,012,940
Liabilities:		
Note payable to bank	$ 4,133,335	$ 5,779,168
Note payable to related party	3,000,000	2,000,000
Current and deferred federal income tax	360,476	320,090
Net option positions	(69,425)	7,488
Other liabilities	252,476	148,562
Total Liabilities	7,676,862	8,255,308
Shareholders' Equity:		
Common stock	1,685,288	1,686,828
Additional paid-in capital	7,170,321	7,176,480
Accumulated other comprehensive income	264,340	14,701
Equity in accumulated other comprehensive income of subsidiaries*	4,585,564	2,209,058
Retained earnings	7,382,387	6,670,565
Total Shareholders' Equity	21,087,900	17,757,632
Total Liabilities and Shareholders' Equity	$ 28,764,762	$ 26,012,940

* Eliminated in consolidation.

These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying footnotes of Citizens Financial Corporation and Subsidiaries.

Schedule II – Condensed Financial Information of Registrant

Citizens Financial Corporation
(Parent Company Only)
Condensed Statements of Operations

Year Ended December 31	2003	2002	2001
Revenues:			
Net realized investment gains (losses)	$ 33,393	$ (228,672)	$(1,953,848)
Service fees from subsidiaries	4,674,870	4,703,880	4,705,087
Interest and dividend income	---	49,234	206,940
Other income	10,396	28,280	38,816
Total Revenues	4,718,659	4,552,722	2,996,995
Expenses:			
Administrative and general expenses	4,843,974	4,784,744	4,743,159
Interest expense	363,273	305,715	532,962
Total Expenses	5,207,247	5,090,459	5,276,121
Loss before income taxes and undistributed earnings of subsidiaries	(488,588)	(537,737)	(2,279,126)
Income tax benefit	(58,959)	(221,000)	(940,000)
Loss before equity in undistributed earnings of subsidiaries	(429,629)	(316,737)	(1,339,126)
Equity in undistributed loss of subsidiaries	1,141,451	(2,255,323)	(4,866,449)
Net Income (Loss)	$ 711,822	$(2,572,060)	$(6,205,575)

* Eliminated in consolidation.

These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying footnotes of Citizens Financial Corporation and Subsidiaries.

Schedule II – Condensed Financial Information of Registrant
Citizens Financial Corporation
(Parent Company Only)
Condensed Statements of Cash Flows

Year Ended December 31	2003	2002	2001
Cash from operations	$ (158,850)	$ 1,032,505	$(1,423,335)
Cash flow from investing activities:			
Purchases of available-for-sale securities	(3,093,276)	(3,431,955)	(6,211,339)
Sales of available-for-sale securities	3,810,723	2,967,241	5,338,727
Investment in subsidiaries*	---	(2,000,000)	(150,000)
Investment management fees	(22,527)	(9,623)	---
Additions to property and equipment, net	(70,025)	(30,279)	(40,392)
Change in investments, other	(14,996)	---	37,335
Net cash provided by (used in) investing activities	609,899	(2,504,616)	(1,025,669)
Cash flow from financing activities:			
Payments on notes payable – bank	(1,645,833)	(1,316,666)	(904,166)
Proceeds from note payable – related party	1,000,000	2,000,000	---
Repurchase of capital stock	(7,759)	(139,445)	(396,450)
Net cash provided by (used in) financing activities	(653,592)	543,889	(1,300,616)
Net decrease in cash and cash equivalents	(202,543)	(928,222)	(3,749,620)
Cash and cash equivalents at beginning of year	1,166,107	2,094,329	5,843,949
Cash and cash equivalents at end of year	$ 963,564	$ 1,166,107	$ 2,094,329

* Eliminated in consolidation.

These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying footnotes of Citizens Financial Corporation and Subsidiaries.

Schedule III – Supplementary Insurance Information

Citizens Financial Corporation

For the Years Ended December 31, 2003, 2002, and 2001

Year Ended December 31 / Segment	Deferred Acquisition Costs	Policy and Claim Reserves	Unearned Premiums	Other Policy Claims and Benefits Payable	Premium Revenue	Net Investment and Other Income[1]	Policy Benefits and Claims[2]	Amortization of Policy Costs[3]	Other Operating Costs[4]
Column: A	*B*	*C*	*D*	*E*	*F*	*G*	*H*	*I*	*J*
2003:									
Home Service Life	$ 4,075,468	$ 34,595,775	$ ---	$ 390,576	$ 7,288,004	$1,718,755	$ 4,782,186	$ 574,614	$3,870,941
Broker Life	3,368,295	44,337,252	---	509,456	3,514,873	2,315,056	3,743,281	614,558	1,368,544
Preneed Life	2,723,421	44,245,695	---	365,981	13,106,017	2,015,212	12,421,461	607,641	3,284,707
Dental	---	365,906	5,384	207,987	8,385,774	28,967	5,778,194	---	2,408,635
Other Health	158,476	1,680,355	244,188	189,249	1,291,808	83,334	939,336	13,066	627,754
Total	$10,325,660	$125,224,983	$249,572	$1,663,249	$33,586,478	$6,161,324	$27,664,458	$1,809,879	$11,560,581
2002:									
Home Service Life	$3,717,940	$ 33,468,638	$ ---	$ 502,085	$ 7,334,030	$1,926,067	$ 4,880,305	$ 663,706	$ 3,440,277
Broker Life	3,621,843	44,407,746	2,998	643,845	3,621,053	2,343,036	3,971,204	405,670	1,852,703
Preneed Life	2,414,288	38,792,405	---	178,798	17,993,645	1,712,491	16,405,120	914,988	3,056,377
Dental	---	296,369	5,384	222,496	8,182,483	26,774	5,634,940	---	2,276,577
Other Health	161,217	1,705,655	239,243	249,971	1,347,939	84,668	987,179	21,681	615,036
Total	$9,915,288	$118,670,813	$247,625	$1,797,195	$38,479,150	$6,093,036	$31,878,748	$2,006,045	$11,240,970
2001:									
Home Service Life	$3,297,247	$ 32,093,694	$ ---	$ 516,265	$ 7,152,242	$2,137,878	$ 4,474,816	$ 714,743	$3,717,838
Broker Life	3,451,936	44,067,779	3,147	344,048	3,812,841	2,684,445	3,920,434	538,374	1,963,518
Preneed Life	1,665,278	27,239,439	---	273,207	8,397,911	1,576,494	8,223,074	711,300	1,304,519
Dental	---	264,235	5,540	295,344	7,988,620	36,754	5,551,624	---	2,217,365
Other Health	164,962	1,590,144	244,043	302,892	1,392,762	94,801	819,784	21,841	635,091
Total	$8,579,423	$105,255,291	$252,730	$1,731,756	$28,744,376	$6,530,372	$22,989,732	$1,986,258	$9,838,331

[1] Amounts are allocated based on average policy reserves and deposits.

[2] Includes interest on policyholder deposits and dividends credited to participating policyholders.

[3] Amortization of Policy Costs:

	2003	2002	2001
Deferred acquisition costs	$ 1,311,886	$ 1,445,740	$ 1,279,485
Present value of insurance acquired	497,993	560,305	706,773
	$ 1,809,879	$ 2,006,045	$ 1,986,258

[4] Includes commissions, general expense, goodwill amortization, and depreciation expense.

Schedule IV – Reinsurance
Citizens Financial Corporation
For the Years Ended December 31, 2003, 2002, and 2001

Year Ended December 31	Gross Amount	Ceded to To Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed To Net
2003:					
Life insurance in force:	$759,310,258	$91,480,000	$5,740,742	$673,571,000	0.9%
Premiums:					
Life insurance	$ 24,891,000	$ 967,059	$ 19,121	$ 23,943,062	0.1%
Accident & health insurance	9,890,928	247,512	---	9,643,416	0.0%
Total	$ 34,781,928	$ 1,214,571	$ 19,121	$ 33,586,478	0.1%
2002:					
Life insurance in force:	$792,722,000	$ 96,202,000	$6,199,775	$702,719,775	0.9%
Premiums:					
Life insurance	$ 29,977,144	$ 1,010,513	$ 21,896	$ 28,988,527	0.1%
Accident & health insurance	9,723,549	232,926	---	9,490,623	0.0%
Total	$ 39,700,693	$ 1,243,439	$ 21,896	$ 38,479,150	0.1%
2001:					
Life insurance in force:	$812,515,000	$109,227,000	$6,768,604	$710,056,604	1.0%
Premiums:					
Life insurance	$ 20,387,653	$ 1,051,574	$ 26,915	$ 19,362,994	0.1%
Accident & health insurance	9,555,188	173,806	---	9,381,382	0.0%
Total	$ 29,942,841	$ 1,225,380	$ 26,915	$ 28,744,376	0.1%

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Our directors and executive officers, their ages and the principal positions held by each of such persons with the Company and its subsidiaries are as follows:

Name	Age	Present Positions with the Company and the Insurance Subsidiaries(1)
Darrell R. Wells	60	President and Chief Executive Officer, Director and Chairman of the Board of the Company; Director, Chairman of the Board and Chief Executive Officer of each of the Insurance Subsidiaries
Robert N. Greenwood	68	Vice President, Operations, of the Company; Senior Vice President, Operations, of Citizens Security and United Liberty (Resigned, effective May 14, 2004)
James L. Head	69	Vice President, Administration, of the Company; Senior Vice President, Administration, of the Insurance Subsidiaries
Paul M. Marquess	65	Vice President, Agency, of the Company; Senior Vice President, Agency, of Citizens Security and United Liberty
Len E. Schweitzer	57	Vice President, Accounting, Treasurer and Secretary of the Company; Senior Vice President, Accounting, Treasurer and Secretary of each of the Insurance Subsidiaries
Thomas D. Mueller	32	Vice President, Special Projects, of the Company; Senior Vice President, Special Projects, of Citizens Security and United Liberty
Frank C. Jones	63	President and Chief Operating Officer of each of the Insurance Subsidiaries
John H. Harralson, Jr.	75	Director of the Company and each of the Insurance Subsidiaries
Frank T. Kiley	56	Director of the Company and of each of the Insurance Subsidiaries
Thomas G. Ward	65	Director of the Company and of each of the Insurance Subsidiaries
Margaret A. Wells	56	Director of the Company and of each of the Insurance Subsidiaries

(1) The Company's "Insurance Subsidiaries" are Citizens Security Life Insurance Company ("Citizens Security"), which was the Company's corporate predecessor; United Liberty Life Insurance Company ("United Liberty"); and Citizens Insurance Company ("Citizens Insurance"), which is presently inactive. The Company's other subsidiary is not significant to its overall business.

Darrell R. Wells has served as President and Chief Executive Officer of the Company since 1995. Mr. Wells has served as a Director and as Chairman of the Board of the Company since 1990 and as a Director, Chairman of the Board and Chief Executive Officer of the Insurance Subsidiaries since February 18, 2004. His principal occupation is as the General Partner of Security Management Company, a financial management company in

Louisville, Kentucky. Mr. Wells serves on the Board of Directors of Churchill Downs Incorporated and Jundt Growth Fund. Mr. Wells is married to Margaret A. Wells.

Robert N. Greenwood will have served as Vice President, Operations, of the Company from 1992 though his resignation, effective May 14, 2004. He served as Senior Vice President, Operations, of Citizens Security since 1989, and as Senior Vice President, Operations, of United Liberty since 1998.

James L. Head has served as Vice President, Administration, of the Company since 1992. He has served as Senior Vice President, Administration, of Citizens Security since 1990, of United Liberty since 1998 and of Citizens Insurance since February 18, 2004.

Paul M. Marquess has served as Vice President, Agency, of the Company since 1996. He has served as Senior Vice President, Agency, of Citizens Security since 1996, and as Senior Vice President, Agency, of United Liberty since 1998.

Len E. Schweitzer has served as Vice President, Accounting, of the Company since 1996, as Secretary of the Company since 1991, and as Treasurer of the Company since March 25, 2004. He has served as Secretary of Citizens Security since 1989, Vice President, Accounting, of Citizens Security since 1996 and as Vice President, Accounting, and Secretary of United Liberty since 1998.

Thomas D. Mueller has served as Vice President, Special Projects, of the Company and as Senior Vice President, Special Projects, of Citizens Security and United Liberty since 2003. Prior to 2003, Mr. Mueller served as an executive with the following financial management companies, each of which is controlled by Darrell R. Wells: SMC Capital, Inc., Security Management Company and First Security Trust Company in Louisville, Kentucky.

Frank C. Jones has served as President and Chief Operating Officer of each of the Insurance Subsidiaries since March 1, 2004. Mr. Jones had a long affiliation with Service Corporation International, the largest provider of funeral, cremation and cemetery services in North America. Mr. Jones served as an executive officer of various Service Corporation International entities from 1991 until his retirement in 2001. From 2001 to 2004, Mr. Jones served as a civic volunteer and managed his personal investments.

John H. Harralson, Jr. has served as a Director of the Company since 1990 and of each of the Insurance Subsidiaries since their acquisition by the Company and, in the case of Citizens Security, many years before. Mr. Harralson is Publisher of Southern Publishing, Inc., a suburban weekly newspaper in Louisville, Kentucky.

Frank T. Kiley has served as a Director of the Company since 1990 and of each of the Insurance Subsidiaries since February 18, 2004. His principal occupation is as principal of Security Management Company, a financial management company in Louisville, Kentucky controlled by Darrell R. Wells.

Thomas G. Ward has served as a Director of the Company since 1990 and of each of the Insurance Subsidiaries since their acquisition by the Company and, in the case of Citizens Security, many years before. Mr. Ward is President of Third Kentucky Cellular Corp. in Lexington, Kentucky.

Margaret A. Wells has served as a Director of the Company since 1993 and of each of the Insurance Subsidiaries since February 18, 2004. Ms. Wells serves as a civic volunteer in Louisville, Kentucky. Ms. Wells is married to Darrell R. Wells.

The Audit Committee

In accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, the Company's Board of Directors has established an Audit Committee comprised of the following Directors: John H. Harralson, Jr., and Thomas G. Ward and Frank T. Kiley.

Former Audit Committee member Earle V. Powell unexpectedly resigned from our Board of Directors effective January 1, 2004, due to health concerns. As a consequence of Mr. Powell's resignation, the Board of Directors was compelled to waive the requirement contained in our Audit Committee Charter that all members of the Audit Committee be independent directors, and appoint Mr. Kiley as a member of the Audit Committee to serve until the next Annual Meeting of Shareholders, which is currently scheduled for June 30, 2004. Mr. Kiley, due to his relationship with Security Management Company (a financial management company controlled by Darrell R. Wells), does not satisfy the independence requirements set forth in NASD Rule 4200(a)(15). Messrs. Harralson and Ward are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and NASD Marketplace Rule 4200(a)(15). The Board of Directors has determined that Mr. Kiley qualifies for, and has designated Mr. Kiley as, the "audit committee financial expert" for purposes of Item 401(h) of SEC Regulation S-K. Depending upon the circumstances, the Board of Directors could extend the term of Mr. Kiley's service on the Audit Committee beyond the next Annual Meeting of Shareholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of holdings and transactions in our equity securities with the Securities and Exchange Commission. To our knowledge, based solely on a review of the copies of such reports furnished to us, during the fiscal year ended December 31, 2003, all Section 16(a) reports were timely filed, except one. A Form 4 for Thomas D. Mueller, which should have been filed on June 25, 2003, was filed on June 27, 2003.

Code of Ethics

We have not as yet adopted a code of ethics applicable to our principal executive officers. We are in the process of drafting the "Citizens Financial Corporation Code of Business Ethics and Conduct," which we plan to adopt on or before the May 4, 2004 compliance date set forth in Rule 4350(a)(5) of the Marketplace Rules of the NASDAQ Stock Market, Inc.

ITEM 11. EXECUTIVE COMPENSATION

Director Compensation

Each member of the Board of Directors who is not a full-time employee of the Company or its subsidiaries, or who is not otherwise compensated as such, receives a fee of $2,000 per quarter if such person attends all meetings of the Board of Directors. Five hundred dollars is deducted from each quarterly payment for each meeting missed by the Director for that quarter.

Executive Compensation

The following table reflects, for the fiscal years ended December 31, 2001, 2002 and 2003, compensation awarded or paid to, or earned by, our Chief Executive Officer and our other four most highly compensated executive officers as of December 31, 2003 (the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Positions with the Company	Year	Annual Compensation Salary	Bonus	Other Annual Compensation	All Other Compensation[8]
Darrell R. Wells,	2003	$0	$0	$1,913[2]	$0
President, Chief Executive Officer	2002	$0	$0	$2,427[2]	$0
and Chairman of the Board[1]	2001	$0	$0	$2,568[2]	$0
Lane A. Hersman[3],	2003	$137,800	$0	$6,833[4]	$4,518
Former Executive Vice President	2002	$136,576	$0	$6,833[4]	$4,712
and Chief Operating Officer and Director	2001	$135,846	$0	$7,096[4]	$4,702
Brent L. Nemec[5],	2003	$119,500	$0	$0	$4,413
Former Vice President,	2002	$118,462	$0	$0	$4,180
Accounting and Chief Financial Officer and Treasurer	2001	$118,077	$0	$0	$3,871
Robert N. Greenwood[6],	2003	$114,000	$0	$0	$3,536
Vice President, Operations	2002	$113,077	$0	$0	$3,507
	2001	$113,154	$0	$0	$3,378
Thomas D. Mueller[7],	2003	$115,000	$0	$0	$4,114
Vice President, Special Projects	2002	n/a	n/a	n/a	n/a
	2001	n/a	n/a	n/a	n/a

(1) Mr. Wells has not received any salary or bonus for serving as an officer in a part-time capacity.
(2) Other Annual Compensation consists of personal use of an airplane partly owned by the Company.
(3) Mr. Hersman's employment terminated as of February 13, 2004.
(4) Other Annual Compensation consists of reimbursement of auto expenses.
(5) Mr. Nemec's employment terminated as of February 6, 2004.
(6) Mr. Greenwood's employment is expected to terminate as of May 14, 2004.
(7) Mr. Mueller was elected to his position as Vice President, Special Projects as of March 19, 2003.
(8) The amounts shown in this column represent Company contributions to the Company's 401(k) plan and term life insurance premiums, as follows:

401(k)

Year	Mr. Wells	Mr. Hersman	Mr. Nemec	Mr. Greenwood	Mr. Mueller
2003	$0	$2,877	$2,987	$2,850	$2,765
2002	$0	$3,087	$2,768	$2,827	n/a
2001	$0	$3,145	$2,519	$2,723	n/a

Life Insurance Premiums

Year	Mr. Wells	Mr. Hersman	Mr. Nemec	Mr. Greenwood	Mr. Mueller
2003	$0	$1,641	$1,426	$686	$1,349
2002	$0	$1,625	$1,412	$680	n/a
2001	$0	$1,557	$1,352	$655	n/a

Mr. Greenwood is covered by a plan that would provide a severance payment of one year's current salary and bonus in the event that both [i] a defined change in control of the Company occurs on or before October 1, 2004 and

[ii] within 12 months after the change in control, the executive is discharged (other than for a defined cause or disability) or resigns for a defined good reason. This arrangement will terminate on the effective date of his resignation.

Compensation Committee Interlocks and Insider Participation

During 2003, the Directors who served as members of the Compensation Committee were: John H. Harralson, Jr., Frank T. Kiley, Earle V. Powell (who has since resigned as a director), Thomas G. Ward, Darrell R. Wells, Margaret A. Wells and, except as to his own compensation, Lane A. Hersman. Mr. Wells was an executive officer of the Company and/or the Insurance Subsidiaries during 2003. Mr. Powell was president of Citizens Security until his retirement in 1989. Mr. Hersman ceased to be employed by the Company and its subsidiaries on February 13, 2004.

Compensation Committee member relationships that require disclosure pursuant to Item 404 of Regulation S-K of the Securities and Exchange Commission are described in "Item 13. Certain Relationships and Related Transactions."

Report on Executive Compensation

The following is the Board of Directors report on executive compensation for the Company's fiscal year ended December 31, 2003.

> Each year, the Board of Directors, other than any who are salaried employees of the Company, determines the compensation and benefits to be provided to the Company's executive officers. This determination is typically made at a Board meeting held after the completion of the Company's financial statements for the preceding year. In 2003, Lane A. Hersman, who was an officer until February 13, 2004, proposed the salary for each executive officer, other than himself, discussion ensued, and a decision was reached as to all executive officers, including Mr. Hersman. The Board has not adopted a formal compensation policy. In 2003, the material components of executive officer compensation were (i) salary and (ii) benefits, which are generally available to all employees. In general, the Board intended that salary levels would be near the median for executives with comparable responsibilities at comparable companies in the insurance industry. However, reliable industry data is difficult to obtain, and the Board desired that executive compensation be competitive with other opportunities available to Company executives. Executive compensation was indirectly related to corporate performance, in that improved Company performance improves the climate for annual salary increases. However, no portion of executive compensation was contingent upon meeting specific criteria. The Company has not adopted a bonus plan or other incentive compensation plan, other than the 1999 Stock Option Plan. To date, no options have been granted under the 1999 Stock Option Plan. Mr. Wells, the Company's President and Chief Executive Officer, did not accept any salary or bonus from the Company in 2003.

John H. Harralson, Jr.
Frank T. Kiley
Thomas G. Ward
Darrell R. Wells
Margaret A. Wells

Performance Graph

The graph below compares the five-year cumulative total return, assuming the reinvestment of dividends if any, of the Company's Class A Stock with the Russell 2000 Index and the Total Return Industry Index for NASDAQ Insurance Stocks, prepared by Center for Research in Securities Prices. The graph assumes $100 invested at the per share closing price on December 31, 1998 of each of the Company's Class A Stock, the Russell 2000 Index and the Total Return Industry Index for NASDAQ Insurance Stocks. The Company did not pay dividends during any of these years.



$160
$140
$120
$100
$80
$60
$40
$20
$0
1998
1999
2000
2001
2002
2003
CFC
Russell
Nasdaq Insurance

	1998	1999	2000	2001	2002	2003
Citizens Financial	$100.00	$133.33	$142.42	$100.00	$60.61	$104.12
Russell	$100.00	$121.26	$117.59	$120.52	$95.83	$141.11
Nasdaq Insurance	$100.00	$77.56	$97.40	$104.41	$105.22	$130.05

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects the beneficial ownership of our Class A Stock as of March 31, 2004 [i] by Darrell R. Wells, a director and officer who is the only person we know to own beneficially more than five percent (5%) of our Class A Stock, [ii] by each of our other directors individually, [iii] by each of the other named officers reflected in the Summary Compensation Table individually, and [iv] by all of our directors and executive officers as a group. We believe that each person named or included below has the sole voting and investment power with respect to the amount of Class A Stock listed, unless otherwise indicated.

	Ownership of Class A Stock(1)	
Shareholder	Shares	Percent of Class
Robert N. Greenwood	2,979	*
John H. Harralson, Jr.	12,468	*
James L. Head	0	-
Frank T. Kiley	24,303	1.44%
Thomas D. Mueller	8,700	*
Thomas G. Ward	24,169	1.43%
Darrell R. Wells(2) 4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	956,694(3)	56.77%
Margaret A. Wells(2) 4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	956,694(3)	56.77%
Directors and Executive Officers as a Group	1,045,8528	62.06%

* Less than 1%.

(1) Assumes 1,685,228 shares of Class A Stock outstanding as of March 31, 2004.

(2) Margaret A. Wells, a director, is the wife of Darrell R. Wells. Under the federal securities laws, a person is presumed to be the beneficial owner of securities held by members of the person's immediate family sharing the same household. Accordingly, the shares reported as beneficially owned by Mr. Wells and Ms. Wells are the same shares.

(3) Mr. Wells shares voting and investment power with respect to 67,315 shares of the Class A Stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2003, concerning the Citizens Financial Corporation 1999 Stock Option Plan (the "1999 Plan"), which was approved by security holders on May 20, 1999. No options have been issued under the 1999 Plan. The Company does not have any equity compensation plans that have not been approved by security holders.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	0	n/a	110,000
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	**0**	**n/a**	**110,000**

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Darrell R. Wells is involved in, and he and Frank T. Kiley are affiliated with, certain business entities that are or were formerly engaged in one or more continuing transactions with the Company. During 2003, Mr. Wells was the controlling shareholder of the business that employs Mr. Kiley, and Mr. Wells participated in the determination of Mr. Kiley's compensation.

During 2003 and for several years preceding, SMC Advisors, Inc. provided securities portfolio management services to us under separate contracts with the Company and each of our three Insurance Subsidiaries. SMC Advisors is an investment advisory entity of which Mr. Wells is the principal officer, a director, and the sole shareholder. Mr. Kiley is also an officer and director of SMC Advisors. Each contract with SMC Advisors required us to pay a fixed annual fee plus incentive compensation equal to five percent (5%) of any net gain from net realized and net unrealized capital gains and losses in the bond and stock portfolios of the particular company involved for the year. In 2003, we incurred $45,000 in fixed fees under the four contracts as a group (0.03% of average cash and invested assets for the year). We incurred $309,323 in incentive fees in 2003 (0.23% of average cash and invested assets). All of the contracts with SMC Advisors were terminated effective as of January 31, 2004.

Insurance regulatory statutes require the Company's insurance subsidiaries to deposit portions of their assets in bank custodial accounts for the protection of policyholders. The Company utilizes Commonwealth Bank and Trust Company, which is controlled by Mr. Wells, as the principal custodian for the Company's statutory deposits and other assets. The fees we pay Commonwealth Bank and Trust Company are based on the amount of assets held. In 2003, we paid $45,933 in fees to the bank (0.04% of average deposits and other assets). Mr. Kiley is also a director of Commonwealth Bank and Trust Company.

Our subsidiary Corporate Realty Service, Inc. manages our home office building, as well as two office buildings owned by partnerships controlled by Mr. Wells. These partnerships pay management fees to Corporate Realty Service based upon a percentage of rental income and leasing commissions according to a prescribed schedule, and also reimburse certain salary expenses of Corporate Realty Service. During 2003, the partnerships paid Corporate

Realty Service $144,095, consisting of $76,423 in management fees, $12,194 in leasing commissions and $55,478 in salary reimbursement. Mr. Kiley also owns interests in these partnerships. Corporate Realty Service provides occasional consulting services to Commonwealth Bank and Trust Company on an hourly fee basis. No such fees were paid in 2003.

In December 2002, the Company borrowed $2,000,000 from Mr. Wells to increase the capital and surplus of Citizens Security and in December 2003, we borrowed an additional $1,000,000 dollars from Mr. Wells upon the same terms and conditions. The loans are unsecured and bear interest payable quarterly at the greater of six percent (6%) per annum or the prime rate charged by the unaffiliated commercial bank with which the Company has its primary borrowing relationship, reset on the first day of each calendar quarter. By its terms, the principal of the loans is repayable on 90 days' notice by Mr. Wells or on June 30, 2005. However, Mr. Wells has agreed with the bank referred to above that no part of the principal of the loans shall be repaid to him until all the Company's indebtedness to the bank has been repaid. Such indebtedness to the bank is presently scheduled to be paid in installments through July 1, 2007. The Company is permitted to prepay the bank indebtedness without penalty, in which event it would also be permitted to prepay the loans from Mr. Wells. We have also agreed to reimburse Mr. Wells for fees he incurred after March 1, 2003 to maintain a $5,000,000 line of credit from a bank to fund these loans to the Company. The fee is equal to one fourth of one percent (0.25%) of the undrawn amount of the line of credit, presently $2,000,000. The total amounts paid or accrued to Mr. Wells in 2003 with respect to these obligations were $121,500.

The Company has agreed in principle to sell its 1/16th interest in a Falcon 2000 airplane to an entity controlled by Mr. Wells for an aggregate purchase price to be substantially equal to the value of the interest according to the sponsor for the fractional interest ownership program. The Board of Directors' approval includes a two-year arrangement for the Company to reimburse the entity for 30% of the monthly turnkey management fees and any other maintenance fees charged by the program sponsor plus 30% of the entity's costs of financing the purchase. During this period, the Company and the Insurance Subsidiaries would have the right to use the aircraft for up to 30% of the flight hours available to the entity. These transactions have not yet been consummated. According to the program sponsor, the value of the interest in the airplane as of April 16, 2004 was $993,750. The Company will allow the purchaser a credit of $23,060 in respect of a portion of the commission assumed to be payable on resale of the interest. Thirty percent (30%) of the monthly fees and financing costs are estimated to total about $60,000 per year. The Company anticipates that it will incur a loss on sale of the interest of about $106,000. Benefits to the Company from the transaction include increased working capital and reduced management and maintenance fees from those presently being incurred.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Ernst & Young LLP

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2003 and December 31, 2002 and fees billed for other services rendered by Ernst & Young LLP during those periods. Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

	Years Ended December 31,	
	2003	2002
Audit Fees (1)	$165,000	$184,600
Audit-Related Fees (2)	$0	$2,000
Tax Fees (3)	$3,000	$9,900
All Other Fees (4)	$0	$0
Total	$168,000	$196,500

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees."

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. The fees shown for 2003 were for tax return preparation. The fees shown for 2002 were for preparation of tax returns requesting refunds of taxes.

(4) All Other Fees consist of fees for products and services other than the services reported above.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Under the policy, pre-approval is generally provided for up to one year, is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. None of the services provided by the independent auditors under the categories Audit-Related, Tax and All Other fees described above were approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in Rule 2-01(c) of Regulation S-X.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this Form 10-K:

(a) Financial Statements and Financial Statement Schedules.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted or the information is presented in the consolidated financial statements or related notes

(b) Reports on Form 8-K.
December 23, 2003 Item 5 Other Events. The Company disclosed borrowing $1,000,000 from its chairman.

November 8, 2003 Item 12 Results of Operations and Financial Condition. The Company furnished a press release announcing our financial results for the fiscal quarter ended September 30, 2003.

(c) Exhibits.
The exhibits listed in the Index to Exhibits appearing on page 67.

Pursuant to paragraph (b)(4)(iii) of Item 601 of Regulation S-K, the Company agrees to furnish to the Commission upon request copies of instruments defining the rights of holders of the Company's long term debt.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIZENS FINANCIAL CORPORATION

April 27, 2004

By: /s/ Darrell R. Wells
Darrell R. Wells
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Darrell R. Wells Darrell R. Wells	Director and President (principal executive officer)	April 27, 2004
/s/ Len E. Schweitzer Len E. Schweitzer	Vice President, Accounting, and Treasurer (principal financial and accounting officer)	April 27, 2004

INDEX TO EXHIBITS
(Item 15(c))

The documents listed in the following table are filed as Exhibits in response to Item 15(c). Exhibits listed that are not filed herewith are incorporated herein by reference.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company dated August 12, 1996 (filed as Exhibit 3.1 to the Company's Form 10-KSB dated March 31, 1999)
3.2	Amended and Restated Bylaws of the Company adopted November 19, 2003 (filed as Exhibit 3.2 to the Company's Form 10-K dated March 29, 2004)
4	Provisions of Articles of Incorporation of the Company Defining the Rights of Holders of Class A Stock (filed as Exhibit 4 to the Company's Form 10 Registration Statement)
10.1	Investment Management Agreements dated July 1, 1994 between Citizens Security and the Company and SMC Advisors, Inc. (filed as Exhibit 10.1 to the Company's Form 10-K dated March 29, 1995)
10.1B	Investment Management Agreement dated June 1, 1998 between United Liberty and SMC Advisors, Inc. (filed as Exhibit 10.1B to the Company's Form 10-KSB dated March 31, 1999)
10.1C	Investment Management Agreement dated February 6, 2000 between Citizens Insurance and SMC Advisors, Inc. (filed as Exhibit 10.1C to the Company's Form 10-KSB dated March 29, 2000)
10.10	1999 Stock Option Plan (filed as exhibit to the Company's proxy statement for annual meeting of shareholders held on May 20, 1999)*
10.11	2002 Promissory Note to Darrrell R. Wells and related Subordination Agreement (filed as Exhibit 10.11 to the Company's Form 10-K dated April 7, 2003)
10.12	Executive Severance Plan* (filed as Exhibit 10.12 to the Company's Form 10-K dated April 11, 2003)
10.13	2003 Promissory Note to Darrell R. Wells and related Subordination Agreement (filed as Exhibit 10.13 to the Company's Form 10-K dated March 29, 2004)
10.14	Employment Agreement dated as of February 6, 2004 between the Company and Frank C. Jones (field Exhibit 10.14 to the Company's Form 10-K dated March 29, 2004)
21.2	Subsidiaries of the registrant (filed as Exhibit 21.2 to the Company's Form 10-K dated March 30, 2002)
23.3	Consent of Independent Auditors (filed as Exhibit 23.3 to the Company's Form 10-K dated March 29, 2004)
31.1	Rule 13a-14(a)/15d-14(a) Certification -- Principal Executive Officer (filed herewith)
31.2	Rule 13a-14(a)/15d-14(a) Certification -- Principal Financial Officer (filed herewith)
32.1	Section 1350 Certification – Principal Executive Officer (filed herewith)
32.2	Section 1350 Certification – Principal Financial Officer (filed herewith)

* Management contract or compensatory plan or arrangement.

EXHIBIT 31.1

Certification of Principal Executive Officer
Certification for Annual Report on Form 10K

I, Darrell R. Wells, certify that:

1) I have reviewed this annual report on Form 10-K of Citizens Financial Corporation;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Signature and Title: /s/ Darrell R. Wells — Date: 04/27/2004
President and Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Financial Officer
Certification for Annual Report on Form 10K

I, Len E. Schweitzer, certify that:

1) I have reviewed this annual report on Form 10-K of Citizens Financial Corporation;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Signature and Title: /s/ Len E. Schweitzer Date: 04/27/2004
Vice President and Treasurer

EXHIBIT 32.1
Section 1350 Certification -- Principal Executive Officer

Citizens Financial Corporation and Subsidiaries

In connection with the Annual Report on Form 10-K of Citizens Financial Corporation (the "Company") for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Darrell R. Wells, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Darrel R. Wells
Darrell R. Wells
President and Chief Executive Officer

Date: April 27, 2004

EXHIBIT 32.2
Section 1350 Certification -- Principal Financial Officer

Citizens Financial Corporation and Subsidiaries

In connection with the Annual Report on Form 10-K of Citizens Financial Corporation (the "Company") for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Len E. Schweitzer, Vice President and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Len E. Schweitzer

Vice President and Treasurer

Date: April 27, 2004

Historical Information

The consolidated financial statements of Citizens Financial Corporation and its subsidiaries have been prepared by the Company. The Company has responsibility for the financial information presented and has applied judgment to the information available, made estimates, and given due consideration to materiality in preparing the financial statements and other financial information in this Annual Report.

The financial statements, in the opinion of the management, present fairly the financial position of Citizens Financial Corporation and its subsidiaries and the results of their operations, changes in stockholders' equity and cash flows for the stated dates and periods in conformity with appropriate generally accepted accounting principles. These financial statements have been audited by the Company's independent auditors, Ernst & Young LLP, whose report on their audits is included in this Annual Report.

The Company maintains accounting systems and related controls and communicates policies and procedures designed to provide reasonable, but not absolute, assurance that the financial records are reliable for preparing financial statements, provide appropriate information for management of the business, and maintain accountability for assets. Due regard has been given to the necessary balance between the cost of systems of internal control and the benefits derived.

The outside members of the Board of Directors of Citizens Financial Corporation meet annually in private session with the independent auditors to review the auditor's comments on the Company's systems and controls.

Corporate Headquarters

The Marketplace
12910 Shelbyville Road
Louisville, Kentucky 40243
(502) 244-2420
(800) 843-7752

Mailing Address

P.O. Box 436149
Louisville, Kentucky 40253-6149

Stock Listing

Exchange: NASDAQ
Symbol: CNFL

Stock Transfer Agent

Stock Trans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003-1385
(800) 733-1121 – Telephone
(610) 649-7302 – Facsimile

Annual Meeting

Shareholders are cordially invited to attend the Citizens Financial Corporation Annual Meeting of Shareholders which will be held on Wednesday, June 30, 2004 at 4:00 p.m. at the Marketplace – 3rd Floor, 12910 Shelbyville Road, Louisville, Kentucky.

Corporate Counsel

Wyatt, Tarrant & Combs, LLP
Louisville, Kentucky

Independent Auditors

Ernst & Young LLP
Louisville, Kentucky

Shareholder Relations

Additional copies of the Form 10-K/A or other reports may be obtained without charge upon written request to the Company Secretary at the address listed above. Additional copies are available at the Company website, http://www.citizensfinancialcorp.com.

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